ANNUAL REPORT - 2001
Tele Norte Leste Participacoes S.A.

Message to Shareholders

Tele Norte Leste Participacoes S.A. (NYSE: TNE) presents its Annual Report and
 Financial Statements for the year ended December 31, 2001, together with the report of its independent accountants. Such statements are prepared in
Brazilian GAAP, in accordance with accounting principles prescribed by Brazilian Corporate Law.

* 2001 Economic Environment

There were several specific events during the year 2001 which strongly affected the economic activity in Brazil, and the telecommunications sector, in particular.

The effects of the Argentinean crisis, besides affecting the commercial transactions between the two countries, also put a strong pressure on the Brazilian currency, which showed an average depreciation of 28% in 2001, compared to an inflation rate of 7.7%, as measured by the consumer index.

Besides the exchange rate volatility, Brazilian corporations were caught by surprise with an energy crisis that not only demanded rationing from all economic agents, but also increased costs and expenses of companies and households.

Just as the United States economy was starting to show some recovery, the attack on the World Trade Center brought the recovery to a halt, and deepened the economic slowdown throughout the world.

Inflation reached a higher than expected level and Brazilian GDP growth (1.9%) was also lower than had been expected at the beginning of the year.

* Main Achievements

2001 was a year of important achievements for Telemar,  which helped to prepare the company to compete in an increasingly deregulated Brazilian telecom market, with the appropriate tools and capabilities to anticipate and manage the upcoming challenges and guarantee a sustainable growth for its businesses.

The Company implemented important projects in 2001 that will set the foundation for enhanced operational and financial results in the next years:

     Creation of Mobile Company - "Oi!"
In February, the Company acquired a license to operate in the wireless segment in the same region where it operates the wireline business, covering
 16 states, with 93 million people. This new segment complements and integrates the company's growth strategy in the telecom sector in Brazil.
 Immediately after the payment of the first installment of the license
 (the second and last installment was paid in Feb/02), the Company started the implementation of the project, hiring the equipment suppliers Alcatel, Nokia and Siemens and securing the financing for the project's implementation. During the year, an expert team was formed to run the project which now comprises the Board of Executive Officers of our wireless company. A new brand was created with a simple, objective, modern and dynamic concept, "Oi!" (Hi! in Portuguese), and the marketing campaign to publicize the brand has already started. The commercial launching, planned to occur in the second quarter of 2002, is still subject to the government's approval with regard to the accomplishment of certain targets established in the wireline concession agreements.

Anticipation of Anatel's 2003 Service Targets
In order to achieve these targets, and thus be able to offer additional services such as long distance, data and corporate services nationwide in addition to the cellular venture, the Company implemented a large Capex program, totaling more than R$ 10 billion, R$ 7.7 billion of which was allocated to the wireline business in order to anticipate the fulfillment of Anatel's 2003 targets established in the concession agreement, and improve the quality of services. The concession targets have already been reached and the company is concluding the arrangements to start its operations as soon as it receives authorization from Anatel, expected for the second quarter of 2002. By year end 2001, Telemar's fixed telephony plant reached 18.1 million lines installed and 14.8 million lines in service , the largest wireline plant in all Latin America. The digitalization rate grew to more than 97%, from the 68% rate it had upon privatization, in July 1998. This increase enables the company to expand the offer of value added services, as well as improve the quality of its services.

     Consolidation of Wireline Subsidiaries
During 2001, the Company merged the 16 wireline subsidiaries into one single wireline subsidiary, named Telemar Norte Leste. This corporate restructuring, which was being expected since the Company's privatization, represents an important benchmark in Telemar's history, and potentially generates significant benefits to the company, allowing a more effective cost management and increasing operational and financial efficiencies.


     Creation of New Telecom  Subsidiaries
With the objective to increase its competitive capabilities and at the Same time develop and offer new products and services, the Company created new subsidiaries, fully owned by Tele Norte Leste, to operate in the call and contact center (Contax), internet data center (Tnext), network outsourcing (Hicorp) and Internet access (Telemar Acesso) segments.

In 2002, the focus will be to optimize the investments already made and leverage the existing assets, which should be reflected in strong operational results.
In order to achieve that, the company will seek to increase the utilization of the platform installed and to offer additional services, such as national and international long distance and data transmission, in addition to the launching of its GSM cellular services.

In 2002, the company will try to maximize the benefits gained from the completion of the regulatory targets and from the consolidation of systems and processes of the 16 wireline subsidiaries. The company will also intensify its procedures against delinquency, in order to reduce bad debt from the levels recorded in 2001.

* Operational Performance

The Company's installed plant reached 18.1 million lines at the end of 2001, after an addition of 5.3 million lines during the year, an increase of 41.2% over the previous year's level. During the same period, total lines in service reached 14.8 million, an increase of 25.4% during the year. This increase was a result of total additions of 5.3 million lines and the disconnection of 2.3 million lines due to bad debt problems.

During 2001, Telemar started to enforce a much more strict line disconnection and line blockage policy, resulting in about 945,000 lines blocked for non-payment at year-end.

The utilization rate of the installed plant, which ranged from 89% to 92% in the past three years, decreased to 82% by the end of 2001, as can be seen in the following graph.


It is worthwhile to mention that the installed plant more than doubled in just 3 years, while lines in service expanded by 90% in the same period, enough to extinguish the pent up demand in our concession area.

The Company's effort in anticipating the 2003 universalization targets also resulted in a significant growth in public telephones. Since the privatization, in July, 1998, the number of public telephones has risen by 194%, growing from 246,000 to the current 724,000 phones.


The network digitalization rate reached 97% by year-end, 7.5 percentage points higher than in December 2000.

* Economic and Financial Performance

Revenue - Gross revenue in 2001 totaled R$ 13,660 million, a 25.9% increase over the revenue posted in 2000, and was equivalent to US$ 5.8 billion. After taxes and other deductions, Net Revenue reached R$ 10,103 million in 2001, compared to R$ 8,127 million in 2000 (+24.3%).

The gross revenue breakdown changed significantly in 2001 compared to previous years, as the increase in the contribution of local service to total revenue from 43.3% in 2000 to 45.0% in 2001. The fixed-to-mobile service maintained its above-average growth, fueled by the growth of the cellular plant in Brazil.


Costs and Operating Expenses - The cost of services and operating expenses, excluding depreciation and amortization expenses, totaled R$ 6,662 million in 2001 (R$4,095 million in 2000). From that amount, approximately 35.0%
(R$ 2,335 million) correspond to interconnection costs (R$ 1,635 million in 2000), most of which were paid to wireless operators.

The biggest increase in costs and expenses in 2001, however, occurred in bad debt provisions, part of the Company's selling expenses, which grew 3.5 times in 2001, to reach 11.7% of total costs and expenses (excluding depreciation) in 2001.

The delinquency problem affected the entire telecommunications sector, influenced by the slowdown in the Brazilian economy, and the strong expansion of services into lower income segments of the population.

In 2001, the Company adopted an even more conservative policy in relation to its account receivables and started to include "government" and "corporate" clients in the bad debt provisions.

The costs of third party services and provisions for contingencies, which totaled R$ 1,320 million and R$ 416 million in the year respectively, also increased substantially in 2001 and reflected the efforts expended in the achievement of the concession targets and the adjustment of contingent liabilities to market value. (See note 18 to the Financial Statements)
The following table shows the breakdown of those costs and expenses in 2001 and 2000.


        2001

    2000


R$Mn

R$Mn

Interconnection
2,335
35.0%
1,634
39.9%
Third Party Services
1,320
19.8%
894
21.8%
Bad Debt Provision
778
11.7%
219
5.3%
Personnel
896
13.4%
731
17.9%
Others
1,333
20.1%
617
15.1%





TOTAL
6,662
100.0%
4,095
100.0%





Cost of Service
4,069
61.1%
2,886
70.5%
Selling
1,374
20.6%
842
20.6%
G&A
722
10.8%
603
14.7%
Other Operat. Expenses (Rev.)
497
7.5%
(236)
-5.8%

Financial Results - Because of the efforts undertaken by the Company in preparation for the competitive environment in the Brazilian telecommunication sector, the financial results were hardly affected in 2001. The costs associated with the high investment program and the one-off expenses incurred with the corporate restructuring, reduced the company's EBITDA to R$ 3.4 billion in the year, with a 34.1% margin. In 2000, the Company had registered a R$ 4.0 billion EBITDA with a 49.6% margin.

The following charts show the EBITDA breakdown and the composition of the EBITDA margins in 2000 and 2001:


Depreciation expenses totaled R$ 2,934 million in 2001, compared with R$2,672 million in 2000. It is worth mentioning the full amortization, in 2001, of the balance of the negative goodwill accounted by Tele Norte Leste in 1999. The negative goodwill created upon the last capital increase of Telerj, in March 1999, whose amortization was based on future expected results from Telerj was fully amortized in 2001, due to the conclusion of the corporate restructuring process.

This full amortization resulted in a net gain of R$ 175 million in 2001, compared with R$ 38 million in 2000.

The Company's financial result for the year, with a net financial expense of R$ 325 million (R$ 40 million in 2000) also reflected the increase in Capex and indebtedness in the period, as well as a 28% average devaluation of the Brazilian currency in 2001. The Company's subsidiaries capitalized the amount of R$504.8 million in 2001, of interest expenses related to the financing of work-in-progress (R$173.4 million in 2000).

In spite of the construction efforts incurred in 2001, the company presented a net income of R$ 140 million, equivalent to R$ 0.38 per thousand shares (including those held in treasury).

The Company's Management will submit to the approval of its 2002 General Shareholders Meeting a dividend distribution in the amount of R$ 300 million to be allocated in equal proportion between common and preferred shares
(R$ 0.81 per thousand shares).


* Capex

During 2001, Telemar implemented an unprecedented Capex program, which totaled R$ 10.1 billion, over 3 times higher than the program implemented in 2000.
An important part of it (46%) was allocated to the achievement and anticipation of the universalization targets.
Of the total, R$ 2.2 billion were allocated to the TNL PCS project, including the full payment of the license acquired in February 2001.
The Capex program was financed by cash generation, by the non-convertible debentures issued in July/01 and by additional loans and financings.


For 2002, the Company's Capex budget amounts to R$ 2.5 billion, of which R$ 1.1 billion will be allocated to the TNL PCS project, and the remaining amount to maintenance of the fixed plant, enhancement in service quality and in other projects associated with new revenue generation.


* Indebtedness

The Company's debt totaled R$ 8,920 million at the end of 2001 (R$ 2,831 million at 2000 year end), composed of loans, financings and non-convertible debentures. Considering the cash position at year end, the net debt was R$ 7,685 million, representing 63.6% of total Shareholder's Equity at the end of 2001.


Approximately 60% of total debt (R$ 5,381 million) is foreign currency denominated with an average cost of 7% p.a. above Libor, and is composed of US dollars, Japanese yens and a basket of major currencies (BNDES). This foreign currency denominated debt is almost totally hedged. The hedging involves mainly swap operations (71%), which are recognized in the year-end result on the accrual method, thus reducing or increasing the financial expenses for the year. Options and forward operations are recognized, while losses, on the accrual basis; in the event of gains, these are conservatively recognized only upon contract maturity.
The total local currency denominated debt (R$ 3,556 million) has an average cost of 17% p.a..

* Stock Market

The downward trend in stock markets around the globe in 2001 also impacted the Brazilian Exchange and, consequently, Tele Norte Leste's shares, which suffered a 11.4% devaluation in the year, while the Bovespa index dropped by 11.5% in the same period. These shares maintained the leadership achieved at the beginning of the year as the heaviest traded shares on the Bovespa.
The Company's ADRs, which trade on the NYSE, suffered a strong drop (29% accumulated over the year), reflecting not only the negative overall performance of equity markets, but also the strong devaluation of the Brazilian currency. The Company's ADRs were the most heavily traded among Brazilian companies.


		          Year         Volume (US$)
1999   2,656 million
2000   5,270 million
2001   5,449 million

It is also worth mentioning the performance of Telemar Norte Leste's shares, which started trading in Bovespa under the symbol TMAR on September 24 and appreciated by 55.1% by year-end.

* Perspectives

The company is fully prepared to face the new challenges of increasing competition and ready to take advantage of all opportunities that arise in a market that is constantly changing.

Without question, one of the main challenges will be the launching of Oi, the Company's foray into the wireless segment. The launch of Oi is expected to happen in the second quarter of this year, and the Company is positioned to be a major player in the medium term.

Even considering the additional investments in expanding our GSM coverage, the consolidated Capex for 2002 will be significantly lower than in 2001, and will be allocated mainly to maintaining the fixed plant, improving service quality, and expanding the long distance and data transmission businesses.
The focus will be the optimization of investments already made and the utilization of operating and financial synergies originated from the corporate restructuring which took place in 2001.

We firmly believe that the Company is, today, stronger and better structured to face new challenges and opportunities. It is also prepared to increase its operating efficiencies, generating a higher value for the Company's shareholders.

We would like to thank our shareholders, clients and suppliers for the trust and support which they have given the Company in 2001, as well as our employees for the contribution and dedication they have shown in making Telemar one of the biggest and most dynamic telecommunication companies in Latin America.



















Tele Norte Leste
Participacoes S.A.
and Subsidiaries
Financial Statements at
December 31, 2001 and 2000 and
Report of Independent Accountants

























(A free translation of the original opinion in Portuguese expressed on financial statements prepared in conformity with accounting principles prescribed by Brazilian Corporate Law)

Report of Independent Accountants


February 15, 2002

To the Board of Directors and Stockholders
Tele Norte Leste Participacoes S.A.


1 We have audited the balance sheets of Tele Norte Leste Participacoes S.A. and the consolidated balance sheets of Tele Norte Leste Participacoes S.A. and its subsidiary companies as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity and changes in financial position of Tele Norte Leste Participacoes S.A. and the related consolidated statements of operations, changes in the stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the companies' management.
Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures:
(a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies,
(b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Tele Norte Leste Participacoes
 S.A. and of Tele Norte Leste Participacoes S.A. and its subsidiary companies at December 31, 2001 and 2000 and the results of operations, changes in stockholders' equity and changes in financial position of Tele Norte Leste Participacoes S.A. for the years then ended, as well as the consolidated results of operations and changes in consolidated financial position for those years, in conformity with accounting principles prescribed by Brazilian Corporate Law.


4 Our audits were conducted with the purpose of expressing an opinion on the financial statements, taken as a whole, referred to in the first paragraph. Although not required as part of the financial statements, the statements of cash flows are being presented in order to provide supplementary information on Tele Norte Leste Participacoes S.A. and its subsidiary companies.
The statements of cash flows have been subjected to the audit procedures described in the second paragraph and, in our opinion, are fairly presented, in all material respects in relation to the overall financial statements.



PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ



Marcos D. Panassol
Partner
Contador CRC-SP-155.975/O-8-S-RJ







Parent company



Consolidated




Parent company



Consolidated























Assets
Note

2001

2000

2001

2000

Liabilities and stockholders' equity
Note

2001

2000

2001


2000























Current assets










Current liabilities










	Cash and banks
10

1,156,733

1,157,655

1,234,443

2,092,570

	Suppliers


3,962

27,252

2,199,346

1,358,471

	Accounts receivable - services
11





2,145,844

2,502,479

	Loans and financing
16

492,798

130,869

1,370,561

785,852

	Loans receivable
24

3,016,076

33,278

15,614

14,020

	Salaries and social charges


10,216

29,987

181,860

185,671

	Deferred and recoverable taxes
12

462,526

365,490

1,293,095

1,143,764

	Payable and deferred taxes
17

34,721

12,009

523,530

547,697

	Dividends and interest on capital
24

488,062

423,887



1

	Dividends and interest on capital
21

339,308

275,444

538,042

457,641

	Other assets


40,786

145,011

261,522


301,083

	Concessions payable






603,900














	Other accounts payable


65,454

1,392

192,115

230,239




5,164,183

2,125,321

4,950,518

6,053,917



























946,459

476,953

5,609,354

3,565,571

Long-term assets





















	Loans receivable




13,141



13,141

Long-term liabilities










	Deferred and recoverable taxes
12

379,563

488,849

1,561,173

953,364

	Loans and financing
16

2,184,838

616,690

6,249,321

2,044,819

	Judicial deposits


3



273,201

135,131

	Payable and deferred taxes
17





1,480

43,141

	Fiscal incentives


6,324

11,101

84,302

69,787

	Provisions for contingencies
18

171,528

77,362

1,491,438

881,694

	Other assets


10,788

3,954

30,009

4,937

	Debentures
19

1,300,000



1,300,000














	Other accounts payable


4,491

677

29,329

52,927




396,678

517,045

1,948,685

1,176,360


























3,660,857

694,729

9,071,568

3,022,581


Permanent assets





















	Investments
13

8,962,560

8,779,291

160,188

41,864

Deferred income


1,461



1,577

179,494

	Property, plant and equipment
14

108,629

93,377

19,227,403

12,199,500












	Deferred charges
15





479,222



Minority interests






2,057,180

2,368,361


























9,071,189

8,872,668

19,866,813

12,241,364

Stockholders' equity/capitalizable funds





















Stockholders' equity
20




















	Share capital


4,309,204

4,141,599

4,309,204

4,141,599












     	Capital reserves


704,303

862,873

704,303

862,873












	Revenue reserves


2,643,261

2,636,242

2,643,261

2,636,242












	Retained earnings


2,626,931

2,793,572

2,626,931

2,781,665












     	Treasury stock


(260,426
)
(90,934
)
(260,426
)
(90,934
)





































10,023,273

10,343,352

10,023,273

10,331,445


































Capitalizable funds
21





3,064

4,189























Total assets


14,632,050

11,515,034

26,766,016

19,471,641

Total liabilities and stockholders' equity


14,632,050

11,515,034

26,766,016

19,471,641





Parent company

Consolidated













Note

2001

2000

2001

2000












Gross operating revenue
4





13,659,549

10,850,578












Deductions from gross revenue






(3,556,483
)
(2,723,662
)











Net operating revenue






10,103,066

8,126,916












Cost of services rendered
5





(6,806,635
)
(5,301,931
)











Gross income






3,296,431

2,824,985












Operating income (expenses)










	Equity accounting adjustments
13

173,190

822,026

17,679



	Sales
5





(1,423,629
)
(909,683
)
	General and administrative
5

(57,162
)
(38,071
)
(869,680
)
(791,123
)
	Other operating income (expenses), net
6


(38,910
)
(137,214
)
(489,382
)
105,466















77,118

646,741

(2,765,012
)
(1,595,340
)
Net operating income (loss)










	before financial result


77,118

646,741

531,419

1,229,645












Financial income
7

747,841

166,172

840,791

281,442

Financial expenses
7

(707,002
)
(85,393
)
(1,166,296
)
(320,910
)











Financial result


40,839

80,779

(325,505

)
(39,468
)











Operating income


117,957

727,520

205,914

1,190,177












Non-operating income (expenses), net
8

26,218

14,941

(2,120
)
15,915













Net income before income tax, social










	contribution, employees' profit sharing










		and minority interests


144,175

742,461

203,794

1,206,092












Income tax and social contribution
9

(1,112
)
(4,917
)
21,679

(174,638
)











Income before employees' profit sharing and










	minority interests


143,063

737,544

225,473

1,031,454












Employees' profit sharing
23

(2,685
)
(16,232
)
(28,410
)
(64,831
)
Minority interests






(56,685
)
(257,216
)











Net income for the year


140,378

721,312

140,378

709,407












Shares in circulation on the balance sheet










	date (in thousands)


369,469,693

369,752,180
















Net income per thousand shares of capital










	at the end of the year (R$)


0.38

1.95











Capital reserves

Revenue reserves































Fiscal

















incentives













Share

Special


and

Legal

Unrealized

Retained

Treasury





capital

premium

donations

reserve

profits

earnings

stock

Total



















At December 31, 1999

3,741,151

2,464,787

11,100

186,331

2,750,514

2,407,234

(90,934
)
11,470,183



















	Provision for premium, as per Comissao de Valores

















		Mobiliarios - "CVM" (Brazilian Securities


















		Commission) Instruction No. 349



(1,599,647
)










(1,599,647
)
	Capitalization of reserves and retained earnings

400,448

(13,367
)


(186,331
)


(200,750
)




	Realization of reserve









(134,070
)
134,070





	Net income for the year











721,312



721,312

	Appropriations of net income for the year:

















	   Constitution of legal reserve







19,798



(19,798
)




	   Dividends proposed











(248,496
)


(248,496
)


















At December 31, 2000

4,141,599

851,773

11,100

19,798

2,616,444

2,793,572

(90,934
)
10,343,352





















	Capitalization of reserve

167,605

(167,605
)












	Fiscal incentives





9,035









9,035

	Acquisition of treasury stock













(169,492
)
(169,492
)
	Net income for the year











140,378



140,378

	Constitution of legal reserve







7,019



(7,019
)




	Dividends proposed











(300,000
)


(300,000
)



















At December 31, 2001

4,309,204

684,168

20,135

26,817

2,616,444

2,626,931

(260,426
)
10,023,273




Parent Company

Consolidated













2001

2000

2001

2000












Financial resources were provided by:









	Operations:









		Net income for the year

140,378

721,312

140,378

709,407

		Minority interests in results of operations





56,685

257,216

		Expenses (income) not affecting










			working capital:









			Depreciation and amortization of goodwill

170,876

169,534

3,101,845

2,840,873

			Amortization of negative goodwill

(175,424
)
(37,591
)
(175,424
)
(37,591
)
			Provision for losses on fiscal incentives

6,476



19,284

5,253

			Provision for long-term contingencies

99,478



582,367

131,816

			Interest and long-term monetary/exchange









				variation

64,350

23,733

189,723

70,456

			Equity accounting adjustments and









				capital gain

(205,885
)
(836,907
)
(44,023
)
(1,483
)
			Net results of disposals of permanent assets

6,477



29,896

(3,313
)
		Long-term deferred income tax and









			social contribution

(58,320
)


(365,991
)
(29,635
)
		Other expenses (income) not affecting









			working capital





(2,494
)
(9,414
)












48,406

40,081

3,532,246

3,933,585











	Third parties:









		Increase in long-term liabilities

3,242,499

719,993

6,506,906

2,172,373

		Increase in deferred income

1,461







	Transfer from long-term to









		current assets

14,384

78,078

200,590

311,636

		Transfer from permanent to current assets



177,508



167,606

		Dividends and interest on capital receivable

544,090

477,109

















3,802,434

1,452,688

6,707,496

2,651,615











Total funds provided

3,850,840

1,492,769

10,239,742

6,585,200






Parent company

Consolidated















2001


2000

2001

2000












Financial resources were used for:










	Increase in long-term assets


9,779

3,954

793,814

95,003

	Acquisition of treasury stock



169,492



169,492



	Increase in permanent assets:










		Investments


275,046

33,195

143,474

9,594

		Goodwill in associated company


61,969



61,969



		Property, plant and equipment


24,999

71,173

10,042,038

2,936,827

		Deferred charges






479,222



	Transfer from long-term to current










		liabilities


440,199

51,052

1,230,009

490,094

	Dividends proposed


300,000

248,496

466,906

409,053












Total funds used


1,281,484

407,870

13,386,924

3,940,571












Increase (decrease) in working capital


2,569,356

1,084,899

(3,147,182
)
2,644,629












Changes in working capital





















	Current assets










		At the end of the year


5,164,183

2,125,321

4,950,518

6,053,917

		At the beginning of the year


2,125,321

873,709

6,053,917

2,915,149















3,038,862

1,251,612

(1,103,399
)
3,138,768

	Current liabilities










		At the end of the year


946,459

476,953

5,609,354


3,565,571

		At the beginning of the year


476,953

310,240

3,565,571

3,071,432















469,506

166,713

2,043,783

494,139












Increase (decrease) in working capital


2,569,356

1,084,899

(3,147,182
)
2,644,629













1 Operations

(a)	Operating areas and services rendered

Tele Norte Leste Participacoes S.A. ("TNL" or the Company) was constituted as part of the program for the restructuring of the TELEBRAS System (Law No. 9295 of July 19, 1996), after the spin-off of Telecomunicacoes Brasileiras S.A. - TELEBRAS, on May 22, 1998. The net equities of the investments in the operating companies in Region I were transferred and recorded at book values
as of February 28, 1998.   The investments in subsidiary companies were
valued based on their net equity values as of December 31, 1997.
On July 29, 1998, a public auction took place for the privatization of TNL together with the remaining TELEBRAS companies which were spun-off.

TNL, through its fixed-line subsidiary Telemar Norte Leste S.A. ("TMAR") - previously named Telecomunicacoes do Rio de Janeiro S.A. (Telemar - RJ) up
to September 14, 2001, is the main provider of fixed-line telephone services in its operating area (Region I), comprising the states of Rio de Janeiro, Minas Gerais, Espirito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraiba,
Rio Grande do Norte, Ceara, Piaui, Maranhao, Para, Amazonas, Roraima and Amapa. Prior to the merger which took place on August 2, 2001 (see Note 1b), the
operating area was covered by 16 subsidiary companies.   These services are
provided based on the concession granted by the Federal Government which expires on December 31, 2005 and may be renewed for an additional 20-year period, at the discretion of Agencia Nacional de Telecomunicacoes - ANATEL (National Agency for Telecommunications), the regulatory agency for the Brazilian telecommunications sector.

The following fixed-line telephone companies are the Company's main competitors:

Local service

Vesper S.A.



Inter and intra-sectorial service

Vesper S.A., Intelig Telecomunicacoes Ltda. and


Empresa Brasileira de Telecomunicacoes S.A.


In order to develop new activities and diversify its operations, TNL structured its businesses in three areas: Consumer, Corporate and Cellular. In this context, the following subsidiaries were formed:

* TNext S.A., which offers hosting services and the placement of clients' applications on hardware and software platforms;

* Contax S.A. is a "contact center" company which aims at managing the relationship between companies and clients, including logistics and billing, by means of several interactive media such as e-mail, fax and voice via IP;

HiCorp Comunicacoes Corporativas S.A. provides outsourcing solutions to telecommunications networks, including the implementation, operation, management and guarantee of the services;

* TNL Acesso S.A. covers all internet-related activities, operating in the access providers, services and e-markets;

* TNL Net Participacoes S.A. aims at participating in other companies which perform internet-related activities;

* TNL Trading S.A., whose objective is to import and export products;

* ABS 52 Participacoes Ltda., a subsidiary company formed by TMAR in March 2001 to provide services related to installation, maintenance, building and operation of networks.

At an auction at Bolsa de Valores do Rio de Janeiro (Rio de Janeiro stock market) on February 13, 2001, TNL PCS S.A. acquired the concession to operate the Servico Movel Pessoal - "SMP" (Personal Mobile Service) within Region I
(same area covered by TMAR).   The concession to operate the SMP is valid
for an indeterminate period, but the right to use the radio frequencies mentioned in the authorization agreement matures March 12, 2006, with one
single possible extension for another 15 years.   The concession totaled
R$ 1,102,007, corresponding to a premium of 17% of the minimum price bid of R$ 940,000, and is recorded in property, plant and equipment.
Of this amount, the first of the two equal installments of R$ 551,004 was settled in March 2001, and the payment of the second installment is expected for March 2002.

TNL PCS S.A. will operate under the trade name "Oi" and the operations is
estimated to start as of April 2002.   The GSM (Global System Mobile) network
will be used with GPRS (General Packed Radio System) technology, which introduces packet switching, enabling data exchange up to 144 kbps.
With this new technology, TNL PCS's clients will be able to benefit from services such as location, fast internet, data, video, photos and sound transmission via mobile phones.

The Plano Geral de Metas de Qualidade para o Servico Movel Pessoal - SMP (General Plan on Quality for the Personal Mobile Service), attached to Resolution No. 249, of December 19, 2000, defines quality targets to be
attained by providers the this type of service.   These targets comprise the
service quality, the customer service and the billing.   In addition to these
targets, the Resolution referred to above also stipulates deadlines for repairing malfunctions and deficiencies as well as physical data information. The calculation of quality indicators will be determined after 180 days counted from the beginning of commercial operations per location within Region I.

All telephone services are subject to the regulations and inspections by ANATEL, in accordance with Law No. 9472, of July 16, 1997.

(b) 	Corporate Restructuring

On June 28, 2001, the Board of Directors and the Fiscal Council of Telemar-RJ and of the other fixed-line telephone subsidiaries approved the incorporation of the net book value of the assets of these other subsidiaries by Telemar-RJ,
as proposed by the Board of Executive Officers.   The objective of this
merger was to simplify the existing corporate structure, improving the operation of public switched fixed-line telephone services - "STFC".

On July 24, 2001, ANATEL approved the corporate restructuring and on August 2, 2001, the merger proposal was approved at the General Stockholders' Meetings of the subsidiaries.

The merger proposal was also submitted to the Ministry of National Integration to obtain prior authorization and requesting the transfer of regional tax benefits of the other subsidiaries to Telemar-RJ.

On August 2, 2001, the General Stockholders' Meeting of Telemar-RJ decided that, following the approval of the merger, the preferred shares of this company were to be divided into two classes, as follows:

(i) Preferred class "A" shares: are assured dividends 10% higher than those distributed to ordinary shares as well as priority in capital reimbursement in relation to the ordinary shares should the company be liquidated;

(ii) Preferred class "B" shares: are assured fixed non-cumulative dividends of 10% per annum (p.a.), calculated based on the amount obtained by dividing the share capital by the total number of shares, and with priority in capital reimbursement in relation to the ordinary and preferred class "A" shares should the company be liquidated.

As a result of the merger, holders of ordinary shares of the other subsidiaries who opted to migrate exchanged their shares for ordinary shares of Telemar-RJ, and holders of preferred shares of the other subsidiaries, regardless of the class, exchanged their shares for preferred class "A" shares of Telemar-RJ. These exchanges considered the exchange ratio established based on the economic values of Telemar-RJ and the other subsidiaries, increased by a
12% premium of these economic values.   The exchange ratio may be summarized

as follows:



Exchange ratio



of ordinary



and preferred



shares (*)





Telemar-ES

7.287

Telemar-CE

7.264

Telemar-RN

4.095

Telemar-PA


3.554

Telemar-PB

3.377

Telemar-MG

2.793

Telemar-BA

2.790

Telemar-SE

2.013

Telemar-PE

1.871

Telemar-PI

1.700

Telemar-MA

1.608

Telemar-AP

1.036

Telemar-RR

1.020

Telemar-AM

0.408

Telemar-AL

0.271


(*) Number of Telemar-RJ shares received in exchange for each share of the other subsidiaries.

At the General Stockholders' Meeting held on August 2, 2001, it was also approved the possibility of holders of ordinary or preferred class "B" shares to convert their shares into preferred class "A" shares within a 30-day period, observing the limit established in paragraph 2, article 15 of Law No. 6404/76 Corporate Law).

Based on the appraisal reports regarding the net book values of assets of the other subsidiaries, the capital of Telemar-RJ, currently TMAR, was increased by R$ 3,271,987, excluding interests held among the subsidiaries and the absorptions through share capital reductions of accumulated losses of the
former subsidiaries Telemar-AL and Telemar-AM.   Consequently, as a result
of the merger, the share capital totals R$ 7,088,099, comprising 245,347,005 thousand shares, as follows:



In millions (Quantities)





Prior to





















conversion

Ordinary

Preferred class "A"

Preferred class "B"



Total

Share capital























TNL

104,227.9

93.2%

79,716.8

69.3%

11,245.8

60.5%

195,190.4

79.6%

5,639,071

79.6%

Treasury

999.8

0.9%

2,742.5

2.4%






3,742.3

1.5%

108,115

1.5%

Market

6,576.2

5.9%

32,492.8

28.3%

7,345.3

39.5%

46,414.3

18.9%

1,340,913

18.9%























Total

111,803.9

100.0%

114,952.1

100.0%

18,591.1

100.0%

245,347.0

100.0%

7,088,099

100.0%




In millions (Quantities)





After the





















conversion

Ordinary

Preferred class "A"

Preferred class "B"



Total

Share capital























TNL

104,227.9

97.2%

90,962.5

66.9%





195,190.4

79.6%

5,639,071

79.6%

Treasury





3,742.3

2.7%





3,742.3

1.5%

108,115

1.5%


Market

2,959.1

2.8%

41,383.6

30.4%

2,071.6

100.0%

46,414.3

18.9%

1,340,913

18.9%























Total

107,187.0

100.0%

136,088.4


100.0%

2,071.6

100.0%

245,347.0

100.0%

7,088,099

100.0%


With the merger of the subsidiaries Telemar-AM, Telemar-AL and Telemar-PE by Telemar-RJ, the deferred income tax loss carryforwards recorded by these subsidiaries were reversed against net income for the year, totaling:





Social





Income tax

contribution

Total

Telemar - AM







Telemar - AL

24,235

9,448

33,683

Telemar - PE

13,166

4,776

17,942



7,450

2,392

9,842











44,851

16,616


61,467


At the Extraordinary General Meeting held on September 14, 2001, the stockholders approved the change in the name of Telemar-RJ to Telemar Norte Leste S.A. ("TMAR"), sole name of the company throughout the states where fixed-line telephone services are provided.

(c)	Dissention

The value of reimbursement of shares to stockholders who exercise their right to withdraw within the legal period of thirty days counted from the date of the Extraordinary General Meetings held on August 2, 2001, totaled R$ 185,914, equivalent to some 1.3% of the economic value of the merger.
The shares of the dissenting stockholders will be held at TMAR's treasury for cancellation or sale, according to management's decision.

2	Presentation of the financial statements

(a)	Criteria for preparation and presentation

The financial statements were prepared in accordance with the accounting principles determined by the Brazilian Corporate Law, complementary regulations of the CVM, and standards applicable to concessionaires of public telecommunications services, consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2000.

In order to improve the information provided to the market, the statements of cash flows for 2001 are being presented by the Company as additional information.
These statements were prepared in conformity with NPC-20, issued by the Instituto dos Auditores Independentes do Brasil - IBRACON (Institute of Independent Auditors of Brazil).
(b)
Adjustments arising from corporate restructuring

The accounting adjustments arising from the corporate restructuring described in Note 1(b) were included in the balance sheet and in the result of operations at March 31, 2001, the accounting base-date of the merger, as follows:
(i) reversal of deferred tax losses existing in the other subsidiaries merged into TMAR;
(ii) capital gain arising from the variation of TNL's percentage holding;
and
(iii) elimination of crossed interests held among the subsidiaries.

Additionally, due to the restructuring, a broad and comprehensive survey, including a review of the criteria previously adopted by these subsidiaries, was carried out in September 2001 to standardize and improve the accounting procedures for recording the estimates related to losses arising mainly from overdue accounts receivable, tax, civil and labor contingencies, as well as
transactions with other telecommunications service providers.   Consequently,
management identified the need of adjustments in order to comply with more conservative provisioning criteria, as well as with the results of assessment of the probabilities of losses in view of ongoing negotiations, as follows:



Increase (decease)







 Parent company

 Consolidated






Operating gross revenue


(47,815
)
Deductions from gross revenue


3,006

Interconnection costs


(39,140
)
Provision for doubtful accounts and




	write-offs of accounts receivable


(162,689
)
Provision for contingencies
(4,540
)
(231,981
)
Other operating income (expenses), net


(174,459
)





Operating income
(4,540
)
(653,078
)





Financial expenses


(7,255
)
Other non-operating income and expenses, net


(6,270
)
Income tax and social contribution on the




	adjustments


184,314

Minority interest on the adjustments


93,809






Total adjustments to net income
(4,540
)
(388,480
)

(c) 	Merger of 140 Participacoes S.A.

On December 14, 1999, in compliance with Article 157 of Brazilian Corporate Law and with CVM Instruction Nos. 31/84, 319/99 and 320/99, Telemar Participacoes S.A., controlling stockholder of TNL, subscribed and paid-up, through the transfer of its investment and related premium, 100% of the share capital of a new entity, 140 Participacoes S.A., later merged into TNL.
The merger of 140 Participacoes into TNL was approved at the Stockholders'
Extraordinary General Meeting held on December 29, 1999.   The objective of
this merger was to ensure the realization of tax benefits generated by the amortization of the premium paid by Telemar Participacoes S.A. in the acquisition of TNL.


As a result of this merger, the controlling stockholder Telemar Participacoes S.A. received, in exchange for the shares of 140 Participacoes S.A., TNL shares, equal in number and type to the original shares, having undertaken
the same rights and duties.   There were no changes in the share capital of
TNL at the time of the merger.

This operation resulted in the constitution of a special premium reserve on Company's shares in the amount of R$ 2,464,787 and a corresponding deferred charge (goodwill) being amortized over 5 years, based on the expectation of future profitability estimated by an independent company, considering the macroeconomic scenario as well as the quality and universal targets defined
by ANATEL.   The tax benefit obtained from the amortization of the goodwill is passed on to Telemar Participacoes S.A. after its approval by the Board of
Directors, through the issuance of new shares of TNL.   In these cases,
minority stockholders have the right to acquire shares proportionally to their participation in the TNL's share capital, paying Telemar Participacoes S.A. the amount equivalent to the value of shares to which they are entitled.

Based on CVM Instruction No. 349, of March 6, 2001, which amended CVM Instruction No. 319/99, management decided to adjust the financial statements as from the beginning of the year 2000, through the following accounting adjustments:

(a) Constitution of a provision in the amount of R$ 1,599,647 corresponding to the difference between the goodwill and the tax benefit arising from its amortization;

(b) Recording of the net value (goodwill less provision) as a counter-entry of the special premium reserve account;

(c) Reversal of the provision referred to in item (a) above to net income of the period, in proportion to goodwill amortization; and

(d) Recording of the net amount referred to in item (a) in current and long-term assets ("Deferred and recoverable taxes"), according to its estimated realization, for the purposes of the financial statement presentation.

(d)	Consolidated financial statements

The consolidated financial statements were prepared in accordance with consolidation principles determined by article 250 of Brazilian Corporate Law and CVM Instruction No. 247/96 and include the financial statements of
TNL and its subsidiaries (Note 13).   The main consolidation procedures are:

* horizontal sum of the balances of the asset, liability, income and expense accounts, according to their nature;

* elimination of balances of assets and liabilities, as well as income and expenses of material transactions between the consolidated companies;

* elimination of TNL interests in the net equity of the subsidiaries;  and

* recognition of minority interests in stockholders' equity and in net income.

During 2001, the subsidiaries TMAR and TNext S.A., attending to CVM Deliberation No. 193, of July 11, 1996, capitalized financial expenses amounting respectively to R$ 275,820 and R$ 3,172, relating to loans obtained
from the parent company TNL to finance capital expenditures.   Also in 2001,
the subsidiary TNL PCS S.A., a company in pre-operational phase, recognized in deferred charges financial expenses also relating to loans obtained from TNL, totaling R$ 77,750.

Up to the third quarter of 2001, these financial charges were eliminated for consolidation purposes, resulting in the recognition of these expenses in the consolidated result, unlike the individual results of the subsidiaries mentioned in the above paragraph, which capitalized these expenses in property, plant and equipment and/or deferred charges.

Considering that the funds transferred by TNL to these subsidiaries were obtained from financial institutions and also that these amounts were transferred under the same contractual terms, TNL management decided to maintain the capitalized financial expenses as part of property, plant and equipment costs and in deferred charges for consolidation purposes, eliminating the differences between the result of the parent company and the consolidated result.

3	Principal accounting practices

(a)	Financial investments

Financial investments are recorded at cost plus accrued earnings up to the balance sheet date.

(b)	Accounts receivable from services

Accounts receivable from telecommunications services are valued by applying
the rates on the date the service is provided.   These accounts receivable
also include credits for services rendered but not yet billed up to the
balance sheet date.   The value of services rendered but not yet billed is
determined by the valuation of the metered services at year-end or by estimates that take into account the performance for the previous month.

Late-payment interest are accounted for upon the issue of the first bill following the payment of the overdue bill.

(c)	Provision for doubtful accounts

This provision is established progressively in order to recognize probable losses in relation to the collection and restrictive calling actions, progressively as of 60 days past due, as follows:



% loss

Outstanding bills

provided for





Between 61 and 90 days

40

Between 91 and 120 days

60

Between 121 and 150 days

80

Over 151 days

100


As of September 2001, government bodies, corporate clients and other telecommunications service providers are being included in the calculation base of the provision, as well as the agreements with default clients to settle their debts in installments.

 (d)	Inventories

Inventories of maintenance materials are stated at the average purchase cost, which does not exceed the replacement cost.

Inventories of materials for network expansion are stated at the average acquisition cost and recorded in "Construction work in progress" under property, plant and equipment.

(e)	Investments

Investments in subsidiary and associated companies are accounted for by the equity method. Other investments (basically fiscal incentives) are stated at cost, restated up to December 31, 1995, less provisions for losses, when applicable.

(f)	Property, plant and equipment

Stated at acquisition or construction cost, restated up to December 31, 1995, less accumulated depreciation.

Financial expenses relating to the construction in progress are capitalized
in compliance with CVM Deliberation No. 193/96.   Up to December 31, 1999,
in accordance with Ordinances 3 and 21/94 of the Ministry of Telecommunications, the subsidiaries calculated interest expenses on a monthly basis at a rate of 12% p.a. levied on balances of construction work-in-progress, capitalized as property, plant and equipment up to the date the assets started operating. The capitalized interests in excess of the financial expenses from loans obtained to finance construction work-in-progress were recorded in a capital reserve account directly in stockholders' equity.

Maintenance and repair costs which represent an increase in installed capacity or useful life are capitalized while the remaining costs are charged to year-end results as cost of services rendered.

Depreciation is calculated on the straight-line basis taking into consideration the expected useful lives of the assets (Note 14).

(g) Loans and financing

Loans and financing are restated according to monetary or exchange variations
plus interest accrued up to the balance sheet dates.   Results from "swap"
operations are determined and recorded on a monthly basis, when applicable,
regardless of the respective terms for settlement.   Gains on "options" and
"forward" contracts are recorded when financially realized while the losses are recorded on the accrual basis.


(h)	Salaries and social charges

Vacation benefits payable to employees are accrued in proportion to the period the rights are vested.

The Company maintains a profit sharing program.   This program is granted to
employees who have been with the Company for at least 6 months within a year. This benefit is paid according to the attainment of targets and is recognized at year-end (Note 23 (b)).

(i)	Provisions for contingencies

Provisions for contingencies are established for contingent risks considered as "probable losses" by the Company's management and legal advisors.
The bases, amounts involved and nature of the main provisions are described in Note 18.

(j) Pension plans

Contributions to pension plans are based on payroll and on actuarial
calculations, being recorded on the accrual basis.   Further information on
pension plans is described in Note 23.   At December 31, 2000, CVM issued
Deliberation CVM No. 371 which approved the technical pronouncement of IBRACON on specific accounting procedures for the recording of obligations of
employees' benefits.   This pronouncement will be adopted by the Company and
its subsidiaries as from the year ending December 31, 2002 (see Note 23).

(k)	Service revenue

Revenues are recognized on the accrual basis i.e. at the time the service is
rendered.   The services provided between the last billing date ("cycle") and the end of each month are estimated and recognized in the month of accrual.

Revenues consist of the rental of lines, service tariffs based on the number and length of calls (tariffs for local and long-distance calls are based on the time and length of calls, the distance involved and the services used), network services, interconnection and leasing of high-capacity lines,
maintenance fees and other value-added services rendered to clients.   These
revenues also include telephone installation fees and pre-paid calling cards. The Company's management considers that the installation fees should not be
deferred since the margins are low.   Revenues from public telephones pre-paid
calling cards are recognized when the cards are sold and the related costs are recognized when incurred.

(l)
	Financial income and expenses

These are basically represented by interest and monetary and exchange variations on financial investments, loans, financing and derivatives, which are calculated and accounted for on the accrual basis (except for gains arising from "options" and "forward" operations - see Note 3 (g)).

(m) 	Income tax and social contribution

The provision for deferred and payable income tax on temporary differences
is established at the base rate of 15% plus an additional 10%.   The provision
 for deferred and payable social contribution is set up at a rate of 9%. Prepaid income tax and social contribution are recorded as deferred and recoverable taxes. Tax credits arising from tax loss carryforwards are recognized as deferred tax assets when the losses are incurred and management is certain of the future realization.


4	Gross operating revenue



Consolidated













2001

%

2000

%

Telephone services









	Local (i)









		Installation fees

359,476

2.6

157,600

1.5

		Monthly subscription fees

3,612,666

26.4

2,517,132

23.2

		Pulses (metered service)

2,065,805

15.1

1,889,712

17.4

		Collect calls


112,145

0.8

85,172

0.8

		Other revenues

7,242

0.1

38,571

0.4

	Long-distance services (intra-sectorial) (ii)

902,729

6.6

782,562

7.2

	Long-distance services (intersectorial) (ii)

316,592

2.3

257,476

2.4

	Public telephone services

570,379

4.2

458,914

4.2

	Fixed-mobile services (iii)

3,162,019

23.1

2,463,680

22.7

	Additional services

268,445

2.0

228,431

2.1













11,377,498

83.2

8,879,250

81.9











Remuneration for the use of the network (iv)









	Use of fixed-fixed networks

1,251,214

9.2

1,075,253

9.9

	Use of fixed-mobile networks

244,148

1.8

206,576

1.9













1,495,362

11.0

1,281,829

11.8











Data transmission services (v)









	Industrial Dedicated Digital Line









		Service - EILD

344,337

2.5

339,883

3.1

	Dedicated Line Service - SLDD/SLDA

275,386

2.0

251,770

2.3

	IP services

54,807

0.4

46,824

0.4

	Packet and frame relay switching

64,803

0.5

38,631

0.4

	Others

47,249

0.4

1,814















786,582

5.8


678,922

6.2











Other services (vi)

107



10,577

0.1













13,659,549

100.0

10,850,578

100.0


(a)
Description of the services

(i)	Local

Local services also comprise certain additional and value-added services such as ISDN, that allows voice, data, image and sound transmission supported by a single digital line permitting the client to use simultaneously, for example,
voice transmission and the internet.   In-dialing service (direct transmission
of external calls to extensions) is also offered by the Company to those
corporate clients that work with PBX systems.   For corporate clients in need
of a large quantity of phone lines, the Company offers digital trunk services that allow up to 30 simultaneous connections within a single physical loop of 2 Mbps, increasing the speed and optimization of the client's telephone system.

(ii)	Long-distance intra and intersectorial services

Each state in the Company's operating region is divided into a number of local areas. Calls from one local area in the region to another are referred to as
"intra-regional long-distance" calls.   Intra-regional long-distance service
includes intra-sectorial long-distance calls (non-local calls within a state) and intersectorial long-distance calls (calls between states in the region).

(iii)	Fixed-mobile services

	These refer to calls made by the Company's fixed-line clients to cellular
service providers operating within the region.   These services also include
collect calls from cellular customers to fixed-line clients.

(iv)	Remuneration for the use of the network

In March 1999, the subsidiary TMAR signed an interconnection agreement with Embratel in order to formalize the use of its network for long-distance calls
carried-out by Embratel.   The Company also received from Embratel, until
June 30, 2001, a supplemental per-minute fee called the "Parcela Adicional de
Transicao - PAT" in the amount of R$ 18,624 (R$ 84,500 - 2000).   This fee was
introduced to offset the impact caused by the elimination of the shared-revenue system.


The Company maintains contracts for voice interconnection and transmission with all telecommunications service providers, "STFC", "SMC" - cellular mobile service and "SME" - specialized mobile service, operating in Region I. In addition to these service providers, the Company has also signed the first interconnection and traffic transport services contracts with Nortepal and Sermatel, "mirror" (competitors) companies with concessions to operate in Region I.

(v)	Data transmission services

The Company provides low and high-speed data transmission services through switched circuits.

(vi)	Other services

The Company provides other services that include equipment rentals, technical assistance and other telecommunications services.

(b)	Rates

Rates for telecommunications services are subject to a comprehensive regulation.
   The concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit based on a weighted average of the rates for a mix of local and long-distance services and for interconnection charges.
On June 21, 2001, the monthly subscription fees increased an average of 17%
 (2000 - 21.5%), in accordance with ANATEL Record No. 17149.

The Company rents telecommunications equipment and lines from/to Embratel, cellular providers and other private companies in order to enable the completion of calls (dedicated circuits and cable connections) as well as to provide data transmission under a number of operating agreements expiring
at different dates.   Rental revenues and expenses (EILD, SLDD and SLDA),
according to the corresponding contracts, were as follows:





Consolidated









2000

1999







Rental revenues

619,723

591,653







Rental expenses

(209,903
)
(176,176
)


(c)	Net operating revenue






Consolidated











2001

%

2000

%

TMAR:








	Rio de Janeiro
2,914,794

28.9

2,305,977

28.4

	Minas Gerais
2,297,530

22.8

1,906,084

23.5

	Bahia
1,159,521

11.5

923,346

11.4

	Pernambuco
709,803

7.0

560,690

6.9

	Ceara
563,403

5.6

480,331

5.9

	Espirito Santo
470,431

4.7

362,499

4.5

	Para
388,663

3.8

337,130

4.1

	Paraiba
265,758

2.6

199,769

2.5

	Maranhao
254,355

2.5

204,497

2.5

	Rio Grande do Norte
247,786

2.5

187,502

2.3

	Amazonas
241,339

2.4

187,194

2.3

	Alagoas
192,454

1.9

158,463

1.9

	Piaui
165,048

1.6

137,006

1.7

	Sergipe
146,373

1.4

103,655

1.2

	Amapa
43,689

0.4

45,277

0.6

	Roraima
32,311

0.3

27,496

0.3

Contax
6,063

0.1





TNext
3,425







HiCorp
320
















Total
10,103,066

100.0

8,126,916

100.0


5	Cost of services rendered and operating expenses - by nature


Parent company







General and administrative







2001

2000






Third party services
34,704

23,551

Personnel
15,679

11,081

Depreciation
3,270

1,929

Rental and insurance
3,197

731

Other
312

779






Total
57,162

38,071


Third party services refer mainly to corporate and legal consultancy.






Consolidated - 2001











Cost of



General




services



and adminis-




rendered

Sales

trative

Total











Interconnection
2,334,608





2,334,608

Depreciation
2,737,303

50,118

146,818

2,934,239

Other operating costs








	and expenses:









	Personnel
525,376

167,310

202,819

895,505

	Materials
263,197

6,542

15,862

285,601

	Third party services
705,816

229,364

384,445

1,319,625

	Administration fee




50,665

50,665

	Advertising


180,205



180,205

	Rental and insurance
220,412

11,082

61,116

292,610

		Provision for doubtful








			accounts and write-offs








			of accounts receivable


778,170



778,170

		Other consumables
19,923

838

7,955

28,716











Total
6,806,635

1,423,629

869,680

9,099,944








Consolidated - 2000











Cost of



General




services



and adminis-




rendered

Sales

trative

Total











Interconnection
1,634,716





1,634,716

Depreciation
2,415,970

67,518

188,541

2,672,029

Other operating costs








	and expenses:









	Personnel
395,610

196,035

139,612

731,257

	Materials
182,468

18,296

14,315

215,079

	Third party services
447,868

193,862

252,305

894,035

	Administration fee




81,186

81,186

	Advertising


57,394



57,394

	Rental and insurance
155,413

22,360

28,349

206,122

		Provision for doubtful








			accounts and write-offs








			of accounts receivable


218,698



218,698

		Other consumables
69,886

135,520

86,815

292,221











Total
5,301,931

909,683

791,123

7,002,737


Interconnection costs refer mainly to the usage of fixed-mobile network charged by cellular operators, which represent a significant decrease in the margin for these services. The increase in interconnection costs when compared to prior year is due to the substantial expansion of the mobile network as well as the fixed network, the latter being a result of the Plan on the Early Attainment of Targets ("PAM").

Third party service costs refer primarily to technical network services, such as installation of terminals and maintenance of lines and infrastructure
equipment and to technical and administrative services.   Sales expenses and
Administrative services consist mainly of data processing services, consulting, legal advisors and expenses on public services.

Advertising expenses refer principally to the promotion of the Telemar brand name, showing its long-distance selection code, fidelity programs to clients, among others.

Rentals and insurance costs include amounts being paid to energy companies for the rentals of electrical posts, rights of way, as well as for the rentals of dedicated lines (EILD) from Embratel.

At the Extraordinary General Meeting of November 30, 1999, the stockholders of TNL approved an agreement referring to the rendering of managerial and administrative services between the subsidiary companies and Telemar Participacoes S.A., the majority stockholder of TNL, to collect management
fees, as established in the Concession Agreements.   This agreement is
effective until 2003, with a possible extension, and the remuneration is based on a percentage of the consolidated net revenues of the subsidiaries (currently TMAR), determined in accordance with Brazilian Corporate Law, being: 1% in the period from August 1998 to December 31, 2000; 0.5% in 2001 and 2002; and 0.2% in 2003.

6
Other operating income (expenses), net


Parent company

Consolidated











2001

2000

2001


2000










Amortization of goodwill








		(CVM No. 349/01)
(492,958
)
(492,958
)
(492,958
)
(492,958
)
Amortization of provision








		for goodwill reduction








		(CVM No. 349/01)
325,352

325,352

325,352

325,352

Amortization of negative








	goodwill
175,424

37,591

175,424

37,591

Other operating income








		(expenses):








		Research and development




(34,411
)
(47,418
)
		Taxes
(535
)
(260
)
(181,302
)
(25,711
)
		Technical and administrative








			services
6,182

3,001


53,566

34,734

		Fines on late-payment




102,057

75,323

	Recovered expenses
2,998

298

74,498

82,287

	Provisions for contingencies
(44,959
)


(474,971
)
(94,105
)
	Reversal of contingencies




59,320


149,177

		Rental of infrastructure




56,073

65,060

		Write-offs of accounts









			receivable




(147,441
)


		Other, net
(10,414
)
(10,238
)
(4,589
)
(3,866
)









Total
(38,910
)
(137,214
)
(489,382
)
105,466


Prior to the spin-off of TELEBRAS, the companies of the TELEBRAS System contributed to the Centro de Pesquisa e Desenvolvimento - "CPqD" (Research and
 Development Center).   In connection with an agreement signed in May 1998, the
 Company had the obligation to contribute to the center for a three-year period
 ended May 2001.   Research and development contributions are recorded as
year-end expenses when paid.

"FUST" - Fundo de Universalizacao de Servicos de Telecomunicacoes (Fund for Universal Telecommunications Services) was approved on August 17, 2000 in order to provide funds to cover the necessary costs to comply with the obligations established in the Plano Geral de Metas de Universalizacao
(General Plan on Universal Service).   The Fund's revenues include the
monthly contribution, as from January 2001, of 1% of the

gross operating revenue of all telecommunications services, net of ICMS,
PIS and COFINS (taxes on sales and revenues).   This contribution is being
paid monthly, since January 2001, by all telecommunication service providers.
  During the year ended December 31, 2001, the subsidiaries recorded expenses referring to the FUST in the total amount of R$ 81,537, under "Other operating expenses - taxes".

In October 2000, the Brazilian Senate passed a Bill establishing the FUNTTEL Fundo para o Desenvolvimento Tecnologico das Telecomunicacoes Brasileiras Fund for the Technical Development of Brazilian Telecommunications).
The main objective of the Fund is to encourage the research and development of new technologies, and started on March 28, 2001, with funds arising from 0.5% of the net operating revenues of telecommunications service providers. In the year ended December 31, 2001, the amount of R$ 31,965 was recorded under "Other operating expenses - taxes", referring to the expenses with FUNTTEL.


Recovered expenses refer to fines and arrears interest arising from the late delivery of services and the recovery of several expenses.

After the privatization, cellular operators continued to use the radio base stations (ERB) located in the buildings of the fixed-line subsidiaries.
The Company charges a rental fee for the use of these facilities, called rental of infrastructure, which is recorded under "Other operating revenues and expenses - Rental-infrastructure".

The increase in the result of the amortization of negative goodwill is described in Note 13(a).

Write-offs of accounts receivable refer to the adjustments recorded in connection with the corporate restructuring, described in Notes 1(b) and 2(b).

7	Financial result


Parent company

Consolidated











2001

2000

2001

2000

Financial income








	Interest and other








		financial expenses
292,609

150,996

459,986

262,984

	Interest on capital
517,575

477,109





	Reversal of interest








		on capital
(517,575
)
(477,109
)




	Positive monetary/exchange








		variations
455,232

15,176

380,805

18,458











747,841

166,172

840,791

281,442



Parent company

Consolidated











2001

2000

2001


2000










Financial expenses








	Interest and other








		financial expenses
(599,272
)
(51,334
)
(969,890
)
(228,095
)
	Negative monetary/exchange








		variations
(107,730
)
(34,059

)
(196,406
)
(92,815
)










(707,002
)
(85,393
)
(1,166,296
)
(320,910
)









Net financial result
40,839

80,779


(325,505
)
(39,468
)


Considering the tax benefit introduced by Law No. 9249/95 and the need for TNL to generate taxable income, the subsidiary TMAR recorded interest on capital
in the year.   In conformity with tax regulations, this interest was recorded as financial income at the parent company, but for reporting purposes it was reversed to decrease it from the investments, as it represents profit distribution.

Financial income basically represents interest on financial investments. Income from monetary/exchange variations arise mainly from the restatement
of loans to subsidiaries.   The consolidated income includes interest on the
late-payment of accounts receivable.

Financial expenses consist primarily of interest on loans obtained from third
parties and bank charges.   Negative monetary/exchange variations mainly
represent variations over loans and financing obtained from third parties, reduced/increased by the results of derivative operations intended to protect
the Company from foreign currency exchange risk (see Note 22).   Swap
operations are recognized in the year-end result on the accrual method, thus
reducing or increasing the financial expenses for the year.   Option and
forward operations are recognized, while losses, on the accrual basis;  in the event of gains, these are conservatively recognized only upon contract
maturity.   Income and expenses arising from option premiums are appropriated to year end results during the contracts' periods.

8
Non-operating income (expenses), net


Parent company

Consolidated











2001

2000

2001

2000










Results of disposals of








	permanent assets
(6,477
)


(29,896
)
529

Equity accounting adjustments









	and capital gain
32,695

14,881

26,344

14,881

Other non-operating income, net


60

1,432

505










Total
26,218

14,941

(2,120
)
15,915


Due to the merger process of the other subsidiaries by TMAR, TNL's percentage
investment in TMAR decreased from 86.20% to 79.56%.   However, in order to
stimulate and determine the exchange ratio of the shares of the other subsidiaries for those of Telemar - RJ, a 12% premium was established over
the economic values of the other subsidiaries' shares.   The capital gain
recorded as a result of the merger operation totaled R$ 50,669.

Results of disposals of permanent assets consists mainly of the write-off of equipments in connection with the modernization of the network, net of earnings obtained from the sale of these equipments.


9	Income tax and social contribution

The reconciliation of income tax and social contribution calculated based on nominal rates and the taxes recorded in the income statement is as follows:


Parent company

Consolidated











2001

2000

2001

2000

Net income before income taxes








	and minority interests, and after








	employees' profit sharing
141,490

726,229

175,384

1,141,261











Income tax and social contribution








	at nominal rates (34%)
(48,107
)
(246,918
)
(59,631
)
(388,029
)









Adjustments to derive the








	effective rate:

















	Tax effect of the provision








		for goodwill reduction
110,619

110,619

110,619

110,619










	Permanent elimination of








		the amortization - of








		negative goodwill
43,856

9,398

43,856

9,398










	Tax effect of interest on capital
(175,976
)
(162,217
)
49,747

56,448










	Offset of tax on net income (ILL)






18,921










	Change in the social contribution rate


(2,584
)













	Permanent elimination of equity








		accounting adjustments
70,001

284,548

14,968

5,060










	Tax effects on permanent losses




(50,130
)











	Reversal of tax losses carryforward








		of subsidiaries merged








		into TMAR (Note 1(b))




(61,467
)











	Other
(1,505
)
2,237

(26,283
)
12,945










Income tax and social contribution








	benefit (expense)
(1,112
)
(4,917
)
21,679

(174,638
)









Income tax and social








	contribution effective rate
0.79%

0.68%

(12.36%
)
15.30%


Tax effects on permanent losses refer basically to adjustments made to "Other operating income (expenses), net" demonstrated in Note 2 (b).

In October and November 2000, Telemar-MG offset the payment of tax on net income - ILL against the Federal income tax - IRPJ due within that year in the amount of R$ 18,921, after the Brazilian Supreme Court - STF considered the collection of ILL on undistributed income unconstitutional for public companies.

Income tax and social contribution provisions/credits are as follows:


Parent company

Consolidated











2001

2000

2001

2000

Current








	Social contribution of the year
(20,707
)
(5,586
)
(73,511
)
(69,680
)
	Income tax of the year
(13,626
)
(6,123
)
(153,164
)
(168,563
)










(34,333
)
(11,709
)
(226,675
)
(238,243
)
Deferred








	Income tax on temporary








		additions
23,994

4,806

239,701

37,621

	Social contribution on








		temporary additions
9,227

1,986

87,466

13,603

	Income tax on tax losses




(57,840
)
9,006

	Social contribution on negative








		bases (same as tax losses)




(20,973
)
3,375











33,221

6,792

248,354

63,605










Total
(1,112
)
(4,917
)
21,679

(174,638
)

According to current legislation, tax loss carryforwards may be offset against future taxable income up to an annual limit of 30% on this income. However, TMAR holds an injunction authorizing the offsetting of 100% of its accumulated tax loss carryforwards, and maintains a provision for contingencies
relating to charges arising from possible questionings.   Tax credits arising
from temporary differences are being taxed in accordance with the alteration
in the balances that generated their constitution.   As indicated in the
budgets prepared by management, the generation of taxable income over the next three years will be sufficient to absorb these credits.
10
Cash and banks


Parent company

Consolidated











2001

2000

2001

2000










Cash
6

20

459

284

Bank accounts
17

38,479

43,198

189,058

Financial investments








	Bank Deposit Certificates
872,517

70,499

906,593

152,090

	Investment funds
219,298

1,048,657

219,298

1,751,138

	Debentures
64,895



64,895













Total
1,156,733

1,157,655

1,234,443

2,092,570


Financial investments in Certificados de Depositos Bancarios - "CDB" (Bank Deposit Certificates) are indexed at Certificados de Depositos Interbancarios "CDI" (Interbank Deposit Certificates) rates, with immediate liquidity and
an average yield of 16.05% p.a. (17.11% in 2000).   Investment funds have
immediate liquidity and an average yield of 100.5% of CDI, being collateralized by government securities - Financial Treasury Bills - "LFTs", negotiated by Banco do Brasil S.A.

Debentures refer to Itau Leasing securities negotiated by Banco Itau, with a yield of 100% of CDI.

11 Accounts receivable - services




Consolidated















2001

2000










Services billed




2,029,745

1,882,343

Services not yet billed




451,056

766,252

Provision for doubtful accounts



(334,957
)
(146,116
)









Total




2,145,844

2,502,479



The provision for doubtful accounts is recorded for probable losses on accounts
 receivable, based on the criteria described in Note 3 (c).   As a more
conservative policy was adopted after the corporate restructuring (Note 2 (b) ), overdue accounts from government bodies, corporate clients and other telecommunications service providers were included in the calculation base of the provision, as well as agreements with default clients to settle their debts in installments.

The aging-list of accounts receivable is as follows:




Consolidated











2001

%

2000

%










Not yet due
1,311,943

52.9

1,451,280

54.8

Overdue up to 30 days
544,003

21.9

647,295

24.4

Overdue from 31 to 60 days
174,967

7.1

155,518

5.9

Overdue from 61 to 90 days
110,409

4.5

105,653

4.0

Overdue more than 90 days
339,479

13.6

288,849

10.9










Total
2,480,801

100

2,648,595

100


Overdue accounts are subject to a 2% fine on the total debt and late-payment interest of 1% per month, which are recorded when the subsequent bill is issued after the payment of the overdue bill.

12 	Deferred and recoverable taxes


Parent company

Consolidated











2001

2000

2001

2000










Tax credit on merger goodwill
488,849

656,455

488,849

656,455

Deferred income tax and








	social contribution
59,422

75,260

935,328

742,488

Income tax recoverable
143,457

4

191,839

184,126

Social contribution recoverable
7,840



36,963

78,637

ICMS (value-added tax) and








	other taxes recoverable
5,542

4,644

1,053,524

301,256

Withholding income tax
136,979

117,976

147,765

134,166










Total
842,089

854,339

2,854,268

2,097,128










Current
462,526

365,490

1,293,095

1,143,764

Long-term
379,563

488,849

1,561,173

953,364


Under the terms of CVM Deliberation No. 273/98, TNL and TMAR record deferred tax credits arising from temporary differences and tax loss carryforwards. These credits are shown under current assets and long-term receivables, according to the expectation of their realization.

On November 29, 1999, Telemar Participacoes S.A., majority stockholder of TNL, subscribed and paid-up the share capital of 140 Participacoes S.A. with the
investment and goodwill that it held in TNL.   This operation resulted in the
 constitution of income tax and social contribution credits as a counter-entry of the special premium reserve (see Note 2 (c)).

13 	Investments

(a) Composition


Parent company

Consolidated











2001

2000

2001

2000










Investments in subsidiary and








	associated companies accounted








	for by the equity method
8,892,957

8,947,161

31,386




Negative goodwill in subsidiary








	(Telemar - RJ)


(175,424
)




Goodwill in associated








	company (Pegasus)
61,969



61,969



Investments in affiliated








	companies, at cost
7,554

7,334

37,981

7,334

Fiscal incentives
80

220

28,604

34,282

Other investments




248

248










Total
8,962,560

8,779,291

160,188

41,864


At an Extraordinary General Meeting of Telecomunicacoes do Rio de Janeiro S.A. (currently TMAR), held on April 12, 1999, approval was given to the settlement of amounts due by the subsidiary to TNL, with the issue of 37,766,387,915 ordinary nominative shares, with no par value, equivalent to the present debt
 value of R$ 1,681 thousand owed to the Company.   The capital increase of the
 subsidiary company generated a negative goodwill of R$ 238,075, attributed
to the expectations of future results of the subsidiary.   The negative
goodwill balance at December 31, 2000 was fully amortized in the year ended December 31, 2001, as a result of the merger of the subsidiaries into Telemar-RJ.

(b)	Investments in subsidiaries accounted for by the equity method


















At December 31, 2001































In thousands

Participation - %











Stockholders'

Net income











Interest on







equity

(loss) for

Ordinary

Preferred

Total

Voting

Equity

capital

Value of the

Subsidiary companies

Share capital

(net deficit)

the year

Shares

shares

capital

capital

accounting

and dividends

investments























Subsidiaries merged into TMAR (*)















185,159





TMAR

7,088,098

10,732,655

49,242

104,227,873

90,962,567

79.56

97.24

113,715

544,090

8,675,475

TNL Net

24,001

15,521

(9,644
)
24,000



100

100

(9,644
)


15,521

TNL Trading

801

502

(299
)
801



100

100

(299
)


502

TNext

40,681

9,972

(30,709
)
40,681



100

100

(30,709
)


9,972

HiCorp

5,000

(1,256
)
(6,257
)
5,000



100

100

(6,257
)




TNL PCS

120,001

120,001



120,001



100

100





120,001

TNL.Acesso (**)

1

(44,352
)
(44,352
)




100

100

(44,352
)




Contax

34,050

40,099

6,175

1



100

100

6,157



40,099

TNL PCS Participacoes

1

1



1



100

100





1























Associated company












































Pegasus

205,268

134,933

(33,899
)




23.26



(7,885
)


31,386























Total















205,885

544,090

8,892,957























Goodwill in Pegasus



















61,969























Net investment



















8,954,926























Other investments




















7,634























Total investments



















8,962,560


(*)	Refers to the equity accounting adjustments of the first quarter of
subsidiaries merged into TMAR, as mentioned in Note 1 (b).   The accounting
base-date of the merger is March 31, 2001, and the results recorded thereafter
are included in the results of TMAR.   For the purpose of comparison with the
prior year, the results of the merged subsidiaries were considered as part of TMAR results as from the second quarter of 2000.
(**)	On October 1, 2001, this subsidiary signed a service agreement which will permit the equalization of its cash flow and obtain profitability.
The amount corresponding to TNL's participation, including the value of the net deficit of HiCorp is recorded as "Other accounts payable".

Equity accounting adjustments arising from gains and losses due to the changes in holding percentage in the share capital of investees is recorded as "Non-operating income (expenses), net" (see Note 8).






















At December 31, 2000



































In thousands

Participation - %









(*)   Market value



Stockholders'

Net income











Interest on





lot of 1,000



equity

(loss) for

Ordinary

Preferred

Total

Voting

Equity

capital

Value of the



preferred shares

Share capital

(net deficit)

the year

Shares

shares

capital

capital

accounting

and dividends

investments

























Telemar-AL

8.51

150,943

134,495

17,974

2,417,382

2,338,288

69.99

97.39

12,559



94,128

Telemar-AM

100.00

126,227

130,491

10,418

257,560

331,595

75.18

84.13

7,714

5,262

98,100

Telemar-AP

26.00

29,607

57,765

9,457

305,500

519,742

81.08

92.21

6,350

3,969

46,836

Telemar-BA

111.05

850,475

1,327,715

124,278

3,349,346

5,045,818

81.61

95.79

101,271

61,435

1,083,500

Telemar-CE

250.00

212,662

708,212

116,969

602,115

1,025,809

78.00

85.28

92,500

54,097

552,260

Telemar-ES

155.09

135,461

457,942

84,976

702,119

1,034,775

83.02

93.26

75,490

36,689

380,201

Telemar-MA

61.17

222,421

333,578

32,606

900,347

1,225,560

63.59

82.80

20,765

19,712

212,114

Telemar-MG

82.64

752,039

2,246,995

504,478

7,947,889

11,800,781

79.49

89.18

401,781

165,483

1,786,108

Telemar-PA

129.04

189,496

551,989

70,725

742,909

653,351

55.13

96.58

42,722

31,288

304,289

Telemar-PB

116.16

120,589

254,252

33,092

399,678

571,403

64.38

92.80

21,383

17,132

163,694

Telemar-PE

67.00

337,280

687,163

15,674

3,057,180

2,708,991

75.90

95.06

16,175

36,944

521,551

Telemar-PI

58.68

125,964

220,751

36,374

715,561

1,037,781

73.40

97.88

26,736

16,130

162,037

Telemar-RJ

55.85

3,816,112

3,759,767

(23,126
)
47,757,476

11,245,765

86.20

95.79

(17,629
)


3,241,056

Telemar-RN

126.06

97,989

244,533

24,434

315,859

503,850

68.89

88.54

17,139

18,050

168,466

Telemar-RR

28.70

25,948

37,680

5,835

172,046

280,001

59.72

72.59

2,188

2,256

22,502

Telemar-SE

69.54

76,884

136,509

14,022

256,998

484,913

61.87

80.70

8,707

8,662

84,460


























Sub Total (**)



7,270,097

11,289,837

1,078,186

69,899,965

40,808,423





835,851

477,109

8,921,302

























TNL Net



24,001

25,165

1,165

24,000





100

1,164



25,165

TNL Trading



801

801



801





100





801

TNext



1

1



1





100





1

Contax



1

(108
)
(108
)
1





100

(108)



(108)


























Total


















836,907

477,109

8,947,161

























Negative goodwill in TMAR (***)





















(175,424)

























Investment, net






















8,771,737

























Other investments





















7,554


























Total investments






















8,779,291


(*)	The market value of the shares was determined on the last trading date of the year.
(**) 	Equivalent to investment held in TMAR.
(***)	Reversed in the last quarter of 2001 (see item (a)).

At an Extraordinary General Meeting of Contax on February 10, 2001, a capital increase of R$ 4,050 was approved, without altering the number of issued
shares.   This increase results from the capitalization of the "AFAC" -
Advance for future capital increase granted by TNL on December 26, 2000.
 At an Extraordinary General Meeting of Contax on December 20, 2001, an additional capital increase was approved through the conversion of the debt balance of an intercompany loan, in the amount of R$ 30,000, without issuing shares.

At an Extraordinary General Meeting held by HiCorp Comunicacoes Corporativas S.A. on February 19, 2001, a capital increase of R$ 4,999 was approved, with the issue of 4,999 thousand ordinary shares, fully paid-up by TNL upon subscription.

At an Extraordinary General Meeting held by TNext on October 9, 2000, a capital increase of R$ 10,500 was approved and paid-up at January 31, 2001.
At an Extraordinary General Meeting held on June 29, 2001, an additional capital increase was approved subscribed by TNL with property, plant and equipment totaling R$ 30,181, through the issue of 30,181 thousand ordinary shares.

At an Extraordinary General Meeting of TNL PCS S.A. held on December 21, 2001, the capital was authorized and increased transferring the debt balance of an intercompany loan in the amount of R$ 120,000, with the issue of 120,000 thousand ordinary shares.

On January 19, 2001, TNL participated in the capital increase of Pegasus Telecom S.A. and paid-up R$ 93,200, by capitalizing an AFAC of R$ 25,000 and
 the remaining in cash.   This investment resulted in the acquisition of
7,330,354 preferred shares, corresponding to an increase in its percentage
 holding from 9.33% to 23.26%.   Goodwill in the amount of R$ 61,969 was
 calculated and recorded considering financial viability studies carried-out by third parties and the expected future profitability.

14
	Property, plant and equipment






Parent company



















2001

2000

Annual










depre-




Accumulated





ciation


Cost

depreciation

Net

Net

rate (%)























Buildings and underground ducts
22,811

(16,317
)
6,494

7,189

4 to 10

Switching equipment
1,708

(1,696
)
12

28

20

Transmission and other equipment
812

(492
)
320

349

10

Other assets
44,792

(13,048
)
31,744

42,368

5 to 20

Construction work-in-progress
70,059



70,059

43,443














Total
140,182

(31,553
)
108,629

93,377









Consolidated



















2001

2000

Annual










depre-




Accumulated





ciation


Cost

depreciation

Net

Net

rate (%)












Buildings and underground ducts
3,859,070

(1,968,814
)
1,890,256

1,760,448


4 to 10

Switching equipment
11,235,649

(7,295,808
)
3,939,841

2,392,190

20

Transmission and other equipment
15,616,075

(9,880,416
)
5,735,659

4,373,228

10

Other assets
6,750,953

(1,969,813
)
4,781,140

1,718,024


5 to 20

Construction work-in-progress
2,880,507



2,880,507

1,955,610














Total
40,342,254

(21,114,851
)
19,227,403

12,199,500




(a) Capitalized financial expenses

In compliance with CVM Deliberation No. 193, of June 11, 1996, the subsidiaries capitalized in 2001 the amount of R$ 504,836 (2000 - R$ 173,376) of interest expenses relating to the financing of construction work-in-progress.
Capitalized interest is later depreciated in proportion to the depreciation of the assets to which it refers.

(b) Concession Agreement

Pursuant to clause 21.1 of the Concession Agreement, all the Company's property, plant and equipment which are essential to provide the services described thereunder are considered reversible assets and comprise the
concession's assets.   Upon expiration of the Concession Agreement these
assets will automatically revert to ANATEL.


At December 31, 2001, the balance of reversible assets amounts to R$ 16,401,646, and these comprise assets and installations in progress, switching and transmission equipment, public telephones, energy and air-conditioning equipment, infrastructure and systems and operation equipment.

(c) Other comments

Management reviews its potential for profit generation on a regular basis, especially buildings and equipments to be maintained and used in the
activities to determine and assess possible impairment.   The impairment of
assets or group of assets is recorded if and when necessary. No impairment losses were identified in 2001 and 2000.

15	Deferred Charges

These amounts refer to expenses incurred during the pre-operating period of new subsidiaries - TNL PCS S.A., TNext, HiCorp, Contax and TNL.Acesso, and will be amortized based on economic studies carried-out by third parties
(average period of 5 years).   Deferred charges are composed as follows:





Consolidated











2001







Third party services



100,233

Rental and financial expenses



409,417

Personnel



26,287

Materials



1,254

Financial income



(57,969
)






Total



479,222



16	Loans and financing








Parent company



Consolidated




















Guarantees

Financial charges

2001

2000

2001

2000
















(a)
Local currency





























Banco de Desenvolvimento de














Minas Gerais S.A.

Receivables

TJLP + 4.2%p.a.





20,501

25,372

















Banco Nacional de














Desenvolvimento Economico e

Endorsement by TNL and

TJLP +











Social - BNDES  "Bridge Loan"

	receivables

6.48%p.a.







400,000

















Banco Nacional de














Desenvolvimento Economico e

Endorsement by TNL and

TJLP +










Social - BNDES  "Credit line" (i)

	receivables

3.85%p.a.





2,173,697

1,001,350

















Subsidiary companies



102% of CDI, or














Internal Return














Rate - "TIR"

830

1,798





















Financial charges





43



44,198

75,213

















Total in local currency

873

1,798

2,238,396

1,501,935



























Parent company

Consolidated





















Guarantees

Currency

Financial charges

2001

2000

2001

2000


















(b)
Foreign currency


































Financial institutions

































Banco Nacional de
















Desenvolvimento Economico e

Endorsement by TNL and














Social - BNDES  "Credit line" (i)

	receivables



UMBND (*) + 3.85%p.a.





695,953





















ABN AMRO Bank N.V.

None

US$

Libor + 5%p.a.

262,586

58,662

262,586

58,662



















ABN AMRO Bank N.V. (ii)

Endorsement by TNL

US$

Libor + 5.5%p.a.





1,153,239






















Banco Itau S.A.

Promissory note

US$

Libor + 2.75% to 3.125%p.a.

233,827

46,662

233,827

46,662



















BBA Creditanstalt S.A.

None

US$

Libor + 4.2%p.a.

185,632

195,540

185,632


195,540



















BankBoston N.A.

None

US$

Libor + 4.8%p.a.

139,224



139,224





















BankBoston N.A.

Endorsement by TNL

US$

Libor + 4.25%p.a.





91,934

76,182



















Banco Santander do Brasil S.A.

None

US$

Libor + 3.0%p.a.

81,214



81,214





















EDC-Export Development Corporation

None

US$

Libor + 1.5% to 3%p.a.


196,715

40,301

196,715

40,301





























Parent company

Consolidated





















Guarantees

Currency

Financial charges

2001

2000

2001

2000



















FUJI BANK, LIMITED

None

US$

Libor + 3.1% p.a.


210,945

195,540

210,945

195,540



















KFW-Kreditanstalt Fur Wiederaufbau

None

US$

10.39% to 11.87% p.a.

398,335

181,689

398,335

181,689



















Japan Bank for International
















	Cooperation - JBIC

None

Yen

1.65% p.a.

661,776



661,776





















Unibanco - Uniao de Bancos

Promissory note














	Brasileiros S.A.

	endorsed by TNL

US$

10.85% p.a.





35,545

59,907



















Unibanco - Uniao de Bancos

Promissory note














	Brasileiros S.A.

	endorsed by TNL

US$

12.01%p.a.






116,020

97,770



















Banco Bilbao Vizcaya
















	Argentaria S.A.

Guaranteed by TNL

US$

6.84%p.a.





25,759

28,129



















Sumitomo Corporation do

Promissory note














	Brasil S.A.

	endorsed by TNL

US$

Libor + 3% p.a.





28,998

24,437




















Suppliers (iii)

































Bosch Telecom Ltda.

Promissory note
















	endorsed by TNL

US$

Libor + 2.5% to 3.3%p.a.





106,675

103,369



















SIEMENS Ltda.

Promissory note

















	endorsed by TNL

US$

Libor + 5.4375%p.a.





16,776

59,196












Parent company

Consolidated






















Guarantees

Currency

Financial charges

2001

2000

2001

2000





















Promissory note














SIEMENS Ltda.

	endorsed by TNL

US$

Libor + 5%p.a.





69,617

74,373





















Promissory note endorsed















Other suppliers

	by TMAR or TNL

US$

Libor + 1.125% to 12%p.a.





12,521

36,319



















Financial charges







44,254

15,699

82,830

21,395



















Total in foreign currency

2,414,508

734,093

4,806,121

1,299,471


















(c)
Other (swap operations)







262,255

11,668

575,365

29,265



















Total loans and financing

2,677,636

747,559

7,619,882

2,830,671



















Current

492,798

130,869

1,370,561

785,852


Long-term

2,184,838

616,690

6,249,321

2,044,819


(i) Refers to the use of funds provided by special credit lines in the acquisition of infrastructure equipments, electronic equipments, network management software and others, as well as in the payment of the related installation and assembling services, under the terms of the "Telecommunications Investment Support Program".

(ii) In August 2001, the subsidiary TNL PCS S.A. obtained loans from ABN AMRO Bank to finance investments in the network and to settle an intercompany loan with TNL, used in the payment of the first installment of the concession.

(iii) Loans from suppliers refer to contracts for the supply and installation of equipment in order to comply with the network expansion project ("PAM").

(*)	Mix of currencies published by BNDES on a daily basis.

	The maturities for the long-term debt are as follows:


Parent company

Consolidated











2001

2000

2001

2000










2002


139,996



559,502

2003
395,298

139,733

1,081,466


402,725

2004
480,578

139,733

1,466,309

348,393

2005
520,393

118,494

1,470,025

317,077

2006
349,331

55,270

1,271,830

226,503

2007 and thereafter
439,238

23,464

959,691

190,619










 Total

2,184,838

616,690

6,249,321

2,044,819


17 Payable and deferred taxes



Parent company

Consolidated













2001

2000

2001

2000











ICMS (value-added tax)

57

30

380,527

278,878

COFINS and PIS (other









	indirect taxes on revenues)

27

12

35,152

31,108

Social contribution payable

20,707

5,611

21,770

53,849

Income tax payable

13,884

6,339

29,168

173,553

Deferred income tax and









 	social contribution





35,999

46,523

Others

46

17

22,394

6,927











Total

34,721

12,009

525,010

590,838












Current

34,721

12,009

523,530

547,697

Long-term





1,480

43,141


18
Provisions for contingencies




Parent company

Consolidated















2001

2000

2001

2000














Labor




















(i)
Unsafe work conditions premium





106,418

70,218

(ii)
Inflation indexation adjustments





15,343

24,013

(iii)
Equalization of salary scales





35,579


24,281

(iv)
Salary differences/indemnities/productivity





34,616

29,358


Claims individually less than R$ 1,000

112



80,246

79,138















112



272,202

227,008


Tax




















(i)
FINSOCIAL





72,659

48,523

(ii)
Increase in COFINS rate and broadening of










	the calculation basis for PIS and COFINS

84,257

27,042

357,301

148,879

(iii)
ISS (service tax) on services which are










	not subject to ICMS (value-added tax)





34,558

25,260

(iv)
ICMS on activation/installation fees





139,407

62,200

(v)
INSS





114,205

33,880

(vi)
CPMF





44,599

21,957

(vii)
ILL





39,139

39,000


Other claims

10



199,699

154,739















84,267

27,042

1,001,567

534,438


Civil




















(i)
Preferred shares

87,149

50,320

87,149

50,320

(ii)
Embratel VC2/VC3





62,201



(iii)
Other claims





68,319

69,928















87,149

50,320

217,669

120,248













Total

171,528

77,362


1,491,438

881,694


Labor

(i) Unsafe work conditions premium - This provision reflects the amount payable under trade union agreements for employees working within an environment considered to be unsafe, principally close to high-tension
electric installations.   Increases refer to new claims and monetary
restatement of contingent liabilities.

(ii) Inflation indexation adjustments - Provision referring to labor claims discussing the inflation indexation adopted for the adjustment of salaries under certain government economic stabilization programs in prior
 years ("Collor Plan" and "Bresser Plan").   In 1998, the Tribunal Superior
 do Trabalho (Supreme Labor Court) ruled an unfavorable decision to the subsidiaries, especially in relation to procedural errors during the
appeal.   Management believes that the provision is sufficient to cover lawsuits brought by the employees and sponsored by trade unions.
In 2001, the Para subsidiary reversed the provision relating to Plano Collor, as a result of favorable decisions.

(iii) Equalization of salary scales - Provision to reflect the probable loss arising from claims to equalize salary scales among certain classes of
 employees.   The high number of rescissions, especially in Rio de Janeiro, partly contributed to an increase in the recorded provision.

(iv) Salary differences/indemnities/productivity - Claims, substantially for Rio de Janeiro and Pernambuco, referring to grouped claims with loss expectations considered as probable, in view of unfavorable decisions in the lower courts as well as the increase in rescissions referred to above.

Tax

(i) FINSOCIAL - In 1995, the Brazilian Supreme Court ruled that certain increases in the tax rate of the FINSOCIAL (a predecessor tax to COFINS)
were unconstitutional.   As a result, the subsidiary companies
(currently TMAR) credited R$ 33,118 to "Other operating income, net" in 1995. In 1997, the Brazilian Supreme Court narrowed its prior decision, leading the tax authorities to refuse similar credits recognized by other
 telecommunications companies.   In addition to FINSOCIAL, a similar
contingency in relation to PASEP also exists.   Management reevaluated
these issues in 1998 after various FINSOCIAL assessments, and, based on the Supreme Court decision, the Company decided to record a provision. The increase in relation to the prior year refers to the monetary restatement of existing provisions.

(ii) PIS/COFINS - Law No. 9718/98 - Based on the opinion of its legal advisors, the Company maintain a provision to cover the discussions of the rate increase of COFINS and broadening of the calculation basis for
PIS and COFINS, despite of having obtained preliminary orders which
authorize that these taxes be offset.   A significant part of this provision
refers to TNL as well as to TMAR in the states of Rio de Janeiro and Minas Gerais. It should be mentioned that TMAR suffered unfavorable decisions in
some states where it operates, basically in:  (i) Minas	Gerais, where
the amount due plus arrears interest was judicially deposited; (ii) Roraima , where it was negotiated an appeal on June 26, 2001; and (iii) Para,
where an appeal was denied on June 26, 2001.   Additionally, it should be
 mentioned that there are recent unfavorable opinions to taxpayers at some
Regional Federal Courts.   Increases result from monthly provisions
recorded based on invoicing and from the monetary restatement of existing provisions.

(iii) ISS - TMAR maintains provisions for the Service Tax (ISS), due to tax assessments suffered as from 1998, questioning the incidence of this tax on several telecommunications services, such as equipment rental, value-added services and other technical and administrative services.
The provision reflects the assessed services which are considered as
Probable losses by the legal consultants.   Assessments referring to the
incidence of ISS on services relating to outsourcing of personnel, telephone line rental, wake-up call services, and others, in the amount of R$ 310,774 have not been provided for since these contingencies are considered possible or remote as some activities are not within the scope
of the ISS and are taxable by the ICMS.   The provisions are monetarily
restated.

(iv) ICMS - On June 19, 1998, the States Secretaries of Treasure approved the Convenio 69 (an agreement to interpret existing tax law) to broaden the
incidence of ICMS to other services, including activation fee.   Pursuant
to this interpretation, the ICMS tax may be applied retroactively to such telecommunications services rendered during the last five years.
Management believes that the extended incidence of ICMS tax on supplementary services to the basic telecommunications services is unlawful because:
(i) the State Secretaries acted beyond the scope of their authority;
(ii) their interpretation considers certain services which are not telecommunications services; and (iii) new taxes cannot be applied retroactively.

From 1999 to June 2001, the fixed-line subsidiaries (currently TMAR) have been assessed in relation to the ICMS incident on supplementary services, including activation and installation fees, totaling approximately R$ 257,259 (R$ 37,837 in Minas Gerais, R$ 10,380 in Amazonas, R$ 68,917 in Bahia,
R$ 53,049 in Alagoas, R$ 30,445 in Esparto Santo and R$ 56,631 in the
remaining states).   These assessments consider the ICMS due on several
telecommunications services for periods prior to and following June 1998.
Based on the opinion of its legal consultants, the Company considers the probability of loss for notifications related to periods prior to June 1998 as "remote" and for those after June 1998 as "possible/probable", recording a provision of R$ 19,357 (R$ 5,309 in Bahia, R$ 4,084 in Piaui, R$ 3,826 in Ceara, R$ 1,872 in Minas Gerais and R$ 4,266 in the remaining states).
These provisions were recorded based on the opinions of the Company's legal consultants, often supported by external advisors, and are monetarily restated. There have been recent unfavorable decisions in the states of Ceara and Esparto Santo, enhancing the risks associated to these claims.

Additionally, TMAR filed an injunction against the incidence of ICMS on installation and activation services, recording the related provision and
the respective monetary restatement on a monthly basis.   At December 31, 2001,
the provision totals R$ 120,050.   In Rio de Janeiro, based on the opinion of
its legal advisors and the fact that it has obtained an unfavorable decision with regard to a court injunction of the same nature, management decided to consider these revenues in the calculation basis after the introduction of Convenio 69/98.

(v) INSS (social security) - Refers to the tax assessment on the joint responsibility for the payment of this tax by the service providers, in the amount of R$ 68,164, as well as for the contributions on the compensation and suspension of "SAT" - Seguro de Acidente de Trabalho (workers' assistance insurance) in the amount of R$ 46,041 in Rio de Janeiro.
The increase in this provision is due to the analysis of existing tax claims with emphasis to the lack of documentation supporting the compliance with tax obligations by the outsourced suppliers as well as the strength of the unfavorable understanding to the Company with regard to the incidence of INSS on certain benefits charged to payroll.

(vi) CPMF - TMAR obtained an injunction relieving it of the payment of CPMF. In view of the pro-tax authorities attitude adopted by the Supreme Court, the Company maintains a provision to cover possible losses, monthly Recorded based on bank activities.

(vii) ILL - The subsidiaries (currently TMAR) offset ILL - tax on network income paid in previous years, based on the Supreme Court decisions for the
 unconstitutionality of this tax in cases of other companies.   However,
although several cases have been successfully tried at lower and higher courts
, where among other issues, adjusted offsetting values are being discussed, the Company maintains a provision due to the fact that the Supreme Court has not reached a final decision of all related matters.

Civil

(i) Preferred shares - In 1990, TELEBRAS Board of Directors approved an
Increase in its share capital by means of a public offer.   During the call
 for tender, CVM started to investigate the price of the new shares, which
 were issued with a discount in relation to the book value.   Upon
completion of the investigation, CVM informed the Ministerio Publico Federal
 (Brazilian public prosecution service) that it did not understand to have been any infringements as the price established for the new shares was
compatible with the market price for TELEBRAS shares.   Nevertheless, the
public attorney decided to take the issue to court.   In April 1998,
TELEBRAS was ordered to issue 13,718,350 thousand preferred shares in order to comply with the obligation, but the company appealed against this
decision.   The parent company adjusted the liability referring to the
2,516,572 thousand preferred shares transferred to it at the spin-off
of TELEBRAS, and recorded the provision.   The increase in the provision
verified during the year refers to the restatement of this liability based on the market price of the shares.

(ii) Embratel VC2/VC3 - On June 6, 2000, ANATEL decided for Embratel's right over the revenues arising from VC2 and VC3 (long-distance) fixed-mobile calls and for TMAR's right over revenues arising from VC1 calls (local), for the period between June 1998, when the Concession Agreements were signed, and July 1999, when the CSP (carrier dialing code) was introduced
for long-distance call services.   ANATEL's decision establishes that,
following the introduction of the CSP, the corresponding revenue belongs
to the service provider selected by the user.   On the Company's opinion,
 ANATEL misinterpreted the fixed-mobile and switched fixed-line telephone
 services as being equivalent.   Management understands that the revenues
 generated by fixed-mobile services, irrespective of the distance called, belong to TMAR, as it is the service provider to the caller who originated the call, in conformity with the regulations established by the Ministry
 of Telecommunications.   The Company obtained an unfavorable decision
 from ANATEL with regard to the reconsideration request submitted to the Conselho Diretor (Directors Council) of ANATEL and, therefore, contested the matter judicially, challenging not only Embratel's right to
 offset amounts, but also the regulation of this type of revenue.   With
 regard to the first issue, the Company obtained a provisional legal instruction which prevents Embratel from discounting the related amounts;
  this procedure, however, has a temporary nature and may be revoked or
overruled at any time.   As for the regulation matter, the suit is in its
 initial stage.   The unfavorable decision announced by ANATEL and the
temporary nature of the injunction which prevents Embratel from discounting the amounts resulted in the constitution of a provision in 2001.

(iii) Refer to claims brought by former resellers of pre-paid calling cards requiring indemnity, indemnity for rescission of contracts with subcontractors and indemnity for expansion plans with the issuance of shares.

The Company also has several cases for which losses are considered as
 "possible" in the opinion of its legal advisors, with no recorded provisions
 for contingencies.   At December 31, 2001, the main contingencies total
approximately R$ 887 million (2000 - R$ 725 million), and include items related to ISS, ICMS on services, rescission of contracts held with former resellers of pre-paid calling cards, rescission of contracts held with subcontractors and other suppliers, indemnity for expansion plans/issue of shares and losses due to failure in the initial long-distance carrier code.


The main contingencies classified as possible or remote losses in the opinion of the Company's legal advisors are as follows:

* ICMS incident on international calls - In July 1999, the legal dispute in Rio de Janeiro relating to international calls originating in Brazil was
estimated in R$ 64,004 (tax assessments).   Tax authorities claim that
international call services are provided in Brazil, being, therefore,
subject to the ICMS.   However, this law opposes other legal interpretations
which consider international calls as exported services, being therefore
exempt from the ICMS.   Additionally, there is doubt as to the
responsibility for the payment of this tax, if charged, since the Company
does not have revenues from this service.   Management does not believe
that the payment of ICMS on international calls by the subsidiary companies
is probable.   In February 2000, in Rio de Janeiro, TMAR obtained a
favorable decision from the Conselho de Contribuintes (Taxpayers' Council).

* Federal taxes - On August 9, 2000, TMAR was assessed by the Brazilian Internal Revenue Service, in the amount of R$ 993,700, in relation to IRPJ,
 CSL, PIS, COFINS and IRRF taxes for supposed infringements related to taxable events occurring in 1996, prior, therefore, to the privatization. TMAR submitted to the State Federal Revenue Service of Rio de Janeiro,
 within the period required by the authorities, the documentation supporting the conformity of the accounting records which were unaccepted for tax purposes, as well as proof of the correct payment of the
corresponding taxes in the period assessed.   In the management and legal
 consultants' opinions, the notifications of infringement do not proceed and, therefore, no provision for losses which may arise from this matter has been recorded.

* IDEC - Instituto de Defesa do Consumidor (Consumer's Protection Institute)
On the first semester of 2001, IDEC filed a Public Civil Lawsuit against
TMAR in Rio de Janeiro, questioning the increase in tariffs at a higher
percentage than IGP-DI.   The Company appealed against the decision and the
effects of the injunction granted to IDEC were suspended.   Based on the
opinion of its legal advisors, grounded on the fact that this increase complies strictly with the terms of the Concession Contract signed by the Company and ANATEL, management did not record a provision for this lawsuit.

19 Debentures

At the Extraordinary General Meeting held on April 30, 2001, the stockholders approved the issuance of 13,000 simple debentures, non-convertible, of R$ 100
each, totaling R$ 1,300,000.   The principal amount of these debentures
matures in five years and bears interest at the CDI rate plus a 0.7% spread
p.a., amortized every semester.   Interest in the amount of R$ 17,899, is
recorded as "Other accounts payable - current liabilities".   The debentures
were issued on June 1, 2001, registered in CVM on July 26, 2001 and placed on the market on July 27, 2001.

20	Stockholders' equity


(a)	Share capital

The authorized share capital is 700 billion shares.   Share capital at
December 31, 2001, in the amount of R$ 4,309,204 (2000 - R$ 4,141,599), is represented by 252,166,753 thousand preferred shares (2000 - 249,051,120 thousand) and 126,083,377 thousand ordinary shares (2000 - 124,525,560 thousand) , with no par value, of which 8,780,437 thousand were held in treasury
(2000 - 3,824,500 thousand).   Equity value per 1,000 shares at December
31, 2001 is R$ 27.13 (1999 - R$ 31.10).

Preferred shares have no voting rights and are assured a minimum non-cumulative preferred dividend as well as priority in capital reimbursement of ordinary shares, if the Company is liquidated.

At a meeting held on May 9, 2001, the Board of Directors approved a capital increase in the amount of R$ 167,605, with the issue of 1,557,817 thousand ordinary shares and 3,115,633 thousand preferred shares at R$ 33.09 per lot of 1,000 ordinary shares and R$ 37.25 per lot of 1,000 preferred shares, based on the average closing prices traded in the Bolsa de Valores de Sao Paulo - "BOVESPA" (Sao Paulo stock exchange) in the last floors prior to May 9, 2001. Current stockholders could exercise their preference rights within 30 days counted from the date of the meeting.

This capital increase corresponds to the partial capitalization of the special premium reserve as established in CVM Instructions Nos. 319 and 320, altered by CVM Instruction No. 349 (Note 2 (c)), and represents an increase of
approximately 1.3% of the Company's share capital.   With the issue of these
shares, the subscribed share capital is composed as follows:



Number




(lot of 1,000




shares)

%





Ordinary shares

126,083,377

33.3
Preferred shares

252,166,753

66.7





Total

378,250,130

100.0

The Ordinary General Meeting of April 30, 2001 approved the distribution of dividends determined of the year ended December 31, 2000, totaling R$ 248,496. These dividends had been proposed and recorded in the December 31, 2000 financial statements.


(b)	Capital reserves

Special premium

This refers to the counter-entry of goodwill recorded upon the merger of 140 Participacoes S.A., as described in Note 2(c), net of the provision recorded in accordance with CVM Instruction No. 349, of March 6, 2001.

Fiscal incentives and donations

Donations and subvention of assets received in accordance with the self-financing plan, as well as fiscal incentives - substantially FINAM and

FINOR.

(c)	Revenue reserves

Legal reserve

In accordance with Article 193 of Brazilian Corporate Law, the Company must appropriate 5% of net income for the year to a legal reserve, up to the limit
of 20% of its total share capital.   This reserve may be used for capital
increase or absorption of losses, but may not be distributed as dividends.


Unrealized profits

Unrealized profits reserve represents the net income not yet realized financially, arising from the restatement of certain permanent asset accounts and the equity adjustments of investments accounted for by the equity method. Realization of this reserve is credited to retained earnings when the permanent assets from which it originated are depreciated or disposed and when dividends are received.

(d)	Retained earnings

The balance of retained earnings will be used for dividends distribution and to sponsor future investments, in accordance with the investment plan of the Company and its subsidiaries.

 (e)	Dividends

According to its bylaws, the Company must distribute a minimum dividend of
25% of the adjusted net income each year, in accordance with article 202 of
Brazilian Corporate Law.   Preferred shares have priority in dividend
distribution and are assured a minimum non-cumulative dividend of 6% per year,
in proportion to share capital participation.   The remaining dividends in
excess of the minimum preferred dividends is allocated to holders of ordinary shares, up to the equivalent of the preferred shares, and the remaining dividends will be equally distributed among holders of ordinary and preferred shares.

For Brazilian Corporate Law purposes, and according to the Company's bylaws, the adjusted net income corresponds to the net income for the year, adjusted to reflect allocations from/to (i) legal reserve, (ii) reserve for contingencies, and (iii) unrealized profits reserve.

Minimum compulsory dividends were calculated as follows:



2001

2000








Net income for the year

140,378

721,312

Realization of unrealized profits reserve



134,070

Appropriation to legal reserve

(7,019
)
(19,798
)






Adjusted net income

133,359

835,584







Minimum compulsory dividends - 25%

33,340

208,896







Number of ordinary shares in circulation (lots of 1,000)

121,927,277

121,820,460

Number of preferred shares in circulation (lots of 1,000)

247,542,416

247,931,720






Shares









Ordinary

Preferred







Share capital



4,309,204

Proportion of shares



66.67%

Proportion of capital



2,872,803

Percentage of dividends




6%







Minimum statutory dividends



172,368







Dividends proposed in 2001

99,000

201,000

Dividends per lots of one thousand shares - (In Reais)

0.81

0.81







Dividends proposed in 2000

82,832


165,664

Dividends per lots of one thousand shares - (In Reais)

0.67

0.67


Management is proposing the payment of dividends exceeding in R$ 166,641 the adjusted net income through the use of retained earnings.

(f)	Treasury stock

The Company holds in treasury 4,624,337 thousand (2000 - 1,119,400 thousand) preferred shares and 4,156,100 thousand (2,705,100 thousand) ordinary shares, of its own issue, recorded at purchase value.

During the year ended December 31, 2001, R$ 169,492 were spent on the acquisition of 4,955,937 thousand shares, 3,504,937 thousand of which are preferred shares and 1,451,000 thousand are ordinary shares.

21	Capitalizable funds

Self-financing was one of the ways by which the TELEBRAS System financed part
of the expansion of the telecommunications network.   Since July 1, 1997, the
scheme was extinguished by Ordinance No. 261, of April 30, 1997, of the Ministry of Telecommunications.

22	Financial instruments

(a)	General comments

The Company and its subsidiaries are exposed to market risks mainly arising from changes in interest rates and in foreign currency exchange rates.
The foreign currency exchange rates risk are due to the fact that some of the Company's costs are expressed in U.S. dollars while its revenues are in
reais.   As from 2000, the Company began to use derivative instruments such as forward contracts in foreign currency, foreign currency options and foreign exchange rate swaps to manage its foreign currency exchange risks.
The Company and its subsidiaries do not use derivatives or other financial instruments for other purposes.

These operations are carried-out by the Company's financial department in accordance with the strategy previously approved by management.


(b)	 Market value of financial instruments

At December 31, 2001, the market value of financial instruments approximates their book value, and the main values are:




Parent company

Consolidated
















Book

Market

Book

Market




value

value

value

value












(i)
Investments in marketable securities

1,156,710

1,156,710

1,190,786

1,190,786

(ii)
Loans and financing

2,415,381

2,417,966

7,044,517

7,023,168

(iii)
Investment in the subsidiary TMAR

8,675,475


10,153,140






(h) Investments in marketable securities

The book value approximates market value due to short term maturities and/or interest rates used for these instruments.

(ii)  	Loans and financing

The market value of loans and financing was calculated in accordance with the present value of these financial instruments considering market interest rates for operations of similar terms and risks, and approximates the book value.

(iii)   	Investment in the subsidiary company

The market value of the investment in the subsidiary TMAR was based on the
closing price traded in the BOVESPA at December 28, 2001.   No estimates were
made for the market value of investments in private subsidiary companies,
since there is no active market for those securities.   It should also be
emphasized that the market value, calculated from trades in the stock exchange, is a result of trading among minority stockholders, not necessarily representing the value that would be obtained in a transaction transferring the Company's holding in TMAR.

(c)	Foreign currency exchange risk

Since January 1999, the Brazilian Reais exchange rate has been rather
volatile.   At December 31, 2000, the commercial U.S. dollar selling rate was
R$ 1.95 to US$ 1.00.   In 2001, there have been significant exchange rate
fluctuations, reaching R$ 2.40 to US$ 1.00 at December 31, 2001.

Some 68% (2000 - 46%) of the consolidated debt is expressed in U.S. dollars.

Consequently, the Company and its subsidiaries are exposed to foreign currency exchange rate risks that may adversely affect their businesses, financial position and result of operations, as well as their ability to comply with debt liabilities.

In 2001, the Company and its subsidiaries signed option and forward contracts in U.S. dollars to reduce the exposure of its foreign currency debt to exchange rate risks.

Foreign exchange rate option operations refer to the purchase and sale of U.S. currency, whereby the Company and its subsidiaries paid for and received
premium upon contract signature.   These premiums are appropriated to revenue
and expense accounts on the accrual basis up to the contract maturity.



Derivatives contract value

Results with derivatives













2001

2000

2001

2000











Parent company:









	Exchange rate swap

2,105,864

651,031

(160,095
)
6,910

	Options

580,100



(15,899
)












Consolidated:









	Exchange rate swap

3,260,386

1,156,198

(181,373
)
20,161

	Options

1,396,881



(26,711
)


	Forward

382,866



(35,920
)



(d)	Interest rate risk

At December 31, 2001, the Company and its subsidiaries had loans and financing subject to floating interest rates based on the Brazilian long-term interest rate (TJLP) or CDI for the Reais-denominated debts, and based on the LIBOR for
the U.S. dollar-denominated debts.   At December 31, 2001, the Company and its
subsidiaries have operations to swap contracts denominated in U.S. dollars bearing interest of LIBOR + 3% - 5.5% p.a. to 100% of the CDI, reducing the
exposure to changes in this rate (LIBOR).   The Company's financial
investments are indexed substantially at CDI rate variation (see Note 10).


(e)	Concentration of credit risk

The concentration of credit risk associated to accounts receivable is not relevant due to a pulverized client portfolio and the monitoring controls. Doubtful accounts receivable are adequately protected by a provision to cover possible losses.

Operations with financial institutions (bank accounts, financial investments, loans and financing) are distributed among creditworthy institutions, thus minimizing concentration risks.

23	Employee benefits

(a)	SISTEL

Fundacao Sistel de Seguridade Social ("SISTEL") is a private non-profit
pension fund with several sponsors.    SISTEL was created by TELEBRAS in
 November 1997 with the purpose of supplementing the retirement benefits assured by the Federal Government to employees of the former TELEBRAS System. Since 1991, SISTEL has also provided its members with medical insurance and hospital care.

All telecommunications companies of the former TELEBRAS System sponsor private pension and health insurance plans, which are administered by SISTEL.
In January 2000, these companies agreed to split-up the SISTEL plan and create 15 individualized plans, covering the employees of each company.
These new plans are still administered by SISTEL and maintain the same terms
and conditions as the previous plan (PBS-A).   The objective of the split-up
was to divide the responsibility for the plan among the sponsors based on
the number of active employees.   The joint responsibility was maintained
with regard to employees who retired prior to January 30, 2000 and will still benefit from the PBS-A plan.

The accounting for pension and assistance plans is totally separated, allowing for the determination of results by benefit plan.

Tele Norte Leste Participacoes S.A. and its subsidiaries sponsor defined benefit private pension plans (PBS-Telemar and PB-CT) and defined contribution plans (TelemarPrev), as described below.

The information and effects, for reporting purposes, required by the Pronouncement issued by IBRACON related to the recording of benefits granted to employees, approved by CVM Deliberation No. 371, of December 31, 2000, are presented as follows:


(i)	SISTEL defined benefit plans (PBS-A and PBS-Telemar)

At the time of the SISTEL restructuring, the PBS-Telemar was introduced
maintaining the rights established in PBS-A.   In addition to the monthly
income supplementation benefit, medical care is provided (PAMA) to retired employees and their dependents on a shared cost basis.

The actuarial method to determine the cost of benefits is the capitalization method. From February to December 2000, SISTEL reimbursed the total amount of the pension contributions made by the Company and its subsidiaries during that period, as it recorded a technical surplus. During 2001, the contributions made by the Company and its subsidiaries totaled 9.5%
(2000 - 13.5%) of the payroll cost of the employees that participate in the plan, 8% (2000 - 12%) of which are allocated to PBS-Telemar and 1.5% to PAMA.

The contribution from the employees participating in the plan is the sum of:
(a) between 0.5% and 1.5% of the participation salary (depending on the age of the participant); (b) 1% of the participation salary that exceeds half the contribution salary, limited to the value of the SISTEL Standard Unit;
   and (c) 11% of the amount which exceeds the participation salary.

During the year ended December 31, 2001, the Company's contributions totaled R$ 15 (parent company) and R$ 1,657 (consolidated).

This plan has not admitted new members since the creation of TelemarPrev
(September 2000).   In March 2001, final period for incentivated migrations,
 96% of active participants had migrated to the TelemarPrev plan.

The terms of Decree No. 3721, of January 8, 2001, do not apply to PBS-A, as this is a private plan, only with assisted participants.

Reconciliation of assets and liabilities at December 31, 2001:



Parent company

Consolidated















PBS-



PBS-



PBS-A (*)

Telemar

PBS-A (*)

Telemar











Fair value of plan assets

6,244

2,300

1,787,446

118,303

Present value of actuarial liabilities

(5,458
)
(2,070
)
(1,562,352
)
(106,490
)











Fair value of assets in excess of









	actuarial liabilities

786

230

225,094

11,813


(*)	This plan does not include active participants (see item (a)), and there is sufficient technical surplus to cover future actuarial liabilities.

Although the plans assets exceed the actuarial liabilities at December 31, 2001, these excesses will not be recognized as the reimbursement is not legally determined; in addition, PBS-A is not a contributive plan.

The amounts mentioned above do not include assets and liabilities of PAMA, as this is a multi-sponsored plan and similar to defined contribution plans
(the payment of benefits is limited to the amount of contributions received by the plan), and there are no other liabilities than the existing balances.

(ii)	Complementary Pension Plan (PB-CT)

Telemar Norte Leste S.A. sponsors the Complementary Pension Plan ("PB-CT"), which assumes the charges, obligations and responsibilities laid down in the Individual Complementary Pension Contracts and the Collective Labor Agreements related to ex-employees of the sponsors, which belonged to the former
Companhia Telefonica Brasileira - CTB and to Companhia Telefonica de Pernambuco
CTP.   The change from Consortium to Administration and Payment of Pension
Benefits in the PB-CT attended to Article Nos. 80 and 81 of Law No. 6435 of July 15, 1977, which expressly forbids the direct management of pension plan benefit by the employer.

The plan for complementary pension, elaborated in 1971, before the creation of SISTEL, included 722 beneficiaries at December 31, 2001 (2000 - 837).

The terms of Decree No. 3721, of January 8, 2001, do not apply to PB-CT, as this is a private plan, only with assisted participants.

Based on actuarial calculations, prepared by independent actuaries, the subsidiary companies maintain liabilities to cover future disbursements.

	Reconciliation of assets and liabilities at December 31, 2001:







Consolidated









Fair value of plan assets





984

Present value of actuarial liabilities





(35,424
)








Actuarial liabilities in excess of







	fair value of assets





(34,440
)


(iii)	TelemarPrev - defined contribution pension plan

The Company and its subsidiaries sponsor TelemarPrev of SISTEL, as approved by the "Secretaria de Previdencia Complementar" (Secretariat for Complementary
 Pensions) on September 21, 2000.

The plan assures to the participants benefits categorized as follows:
(i) risk benefits, and (ii) programmable benefits.

The usual contribution from the participants consists of two parts:
(i) basic - equivalent to 2% of the participation salary;
and (ii) standard - equivalent to 3% of the positive difference between the total participation salary and the amount allocated to the pension plan. Additional contributions from the participant are optional, in a percentage representing multiples of 0.5% of the participation salary and
must be made for no less than 12 months.   Occasional contributions from the
participant, which are also optional, must not be lower than 5% of the participation salary cap.

The plan establishes the contribution parity for contributions from participants and its sponsors up to the limit of 8% of the participation salary, noticing that the sponsor is not obligated to follow any additional
or occasional contributions by the participant.   The actuarial method to
determine the cost of the benefits is the capitalization method.


During the year ended December 31, 2001, the Company's contributions totaled R$ 1,250 (parent company) and R$ 3,660 (consolidated).

The terms of Decree No. 3721, of January 8, 2001, have not been applied to the calculation of reserves, funds, provisions and funding of TelemarPrev, as this is a defined contribution plan.

The reconciliation of assets and liabilities at December 31, 2001 is not presented, as TelemarPrev is a defined contribution plan.

(iv)	The results expected for the plans in 2002 are as follow:



Parent company









PBS-A

PBS-Telemar







Estimated remuneration of assets

870

326

Cost of current services



(9
)
Cost of interest

(591
)
(228
)






Total income (expenses) expected for 2002

279

89







Consolidated















PBS-






PBS-A

Telemar

PB-CT











Estimated remuneration of assets

249,458

16,872

142


Cost of current services



(889
)



Increase in liabilities to be recognized








	following the adoption of IBRACON








	pronouncement





(826
)

Cost of interest

(169,592
)
(11,747
)
(3,688
)



















Total income (expenses) expected for 2002

79,866

4,236

(4,372
)
(*)

(*)	Amount to be recorded in the year ending December 31, 2002.

(v)	Principal actuarial premises

	Principal actuarial premises adopted in the calculation of the PBS-A, PBS-Telemar, PB-CT and TelemarPrev plans are as follows:


Annual %




Discount rate of actuarial liability (includes 5% inflation)
11.30

Expected remuneration rate of assets (includes 5% inflation)
14.45

Estimated inflation rate of salary increase
5.00

Estimated inflation rate of benefit increase
5.00


(b)	Employees' profit sharing

The employees' profit sharing is based on the accomplishment of targets in connection with the return of the stockholders' investments, as well as the early attainment of targets established by ANATEL ("PAM"). There are also individual performance goals to be reached by management. At December 31, 2001, the Company and its subsidiaries recorded provisions in accordance with the best estimate of the accomplishment of these targets.


(c)	Stock options

In July 2000 and June and October 2001, the Company established stock option plans whereby 238,800 thousand, 1,314,904 thousand and 687,380 thousand preferred shares were respectively reserved for a selected group of executives.
   The options are exercisable at varying dates, on a cumulative basis up to
5 years (limited to maximum 18% a year).   Options become fully exercisable
after the fifth year.

Executives who opt for the plan must pay the Company 10% of the shares valued at the offer price, upon contract signature;  this amount will be deducted
from the exercise price after the 5-year period.   In case of contract
rescission prior to the 5-year period, the executive may receive a number of shares equivalent to the 10% paid or pay the market value based on the last 90 days trade price in stock exchange, at the Company's discretion.

The offer price is restated in accordance with the IGP-M (internal price-index)
 variation, plus 6% p.a.   Executives may opt to receive the value resulting
from the difference between the market price and the exercise price or to receive the equivalent shares.

In the event of dividend distribution, the related amount will be deducted from exercised options.

Should an executive decide to sell the acquired shares after the exercisable period, he/she must grant the Company the right of preference in the acquisition of the shares at the market value on the date of sale.

The following table summarizes stock option operations carried-out up to December 31, 2001:







In reais











Number







of shares

Initial

Actual



(lots of 1,000)

offer price

offer price









Shares offered in July 2000

238,800

30.00

38.51

Shares offered in June 2001

1,314,904

33.00

36.47

Shares offered in October 2001

687,380

24.73

25.72











2,241,084





Offerings extinguished due to rescissions

(206,044
)
30.00











Options outstanding at December 31, 2001

2,035,040






The market value of preferred shares at December 28, 2001 was R$ 36.25 per lot
of one thousand shares.   Possible differences between the actual offer price
and the market value which may result in losses to the Company are recorded on the accrual basis.

24	Transactions with related parties - parent company

















2001

























Dividends

















and interest



Accounts

Cost of







Loans

Accounts

on capital

Loans and

payable to

services

Financial

Financial

Company

receivable

receivable

receivable


financing

subsidiaries

rendered

expenses

income



















TMAR

2,662,867

2,851

488,062



220



103

422,291

TNL Net

51,840













2,070

TNL Trading

48






873





43

3

TNext

165,984







2,151

1,500



10,842

HiCorp

18,404













825

Contax

10,352













2,617

PCS S.A.

7,969

21











73,296

TNL.Acesso

82,998













5,820



















Total

3,000,462

2,872

488,062

873

2,371

1,500

146

517,764

















2000
























Dividends















and interest



Accounts







Loans

Accounts

on capital

Loans and

payable to

Financial

Financial

Company

receivable

receivable

receivable

financing

subsidiaries

expenses

income

















TMAR

29,157

2,491

423,886

1,798

1,932

7

12,684

TNL Net

224













TNL Trading

24






























Total

29,405

2,491

423,886

1,798

1,932

7

12,684


The transactions with related parties are similar to those with third parties, and loans and debts with TNL bear interest at the rate of 102% of CDI.
An internal return rate ("TIR") is calculated monthly, based on a mix of actual rates related to the funding charges, including exchange rate variation.
   TNL has a contractual right to transfer the costs in excess of the rate
of 102% of CDI.   In 2001, TNL transferred the amount of R$ 1,035,176 (2000
- R$ 489,793).

25	Commitments to ANATEL (unaudited)

TMAR accomplished and even exceeded most targets established by ANATEL,
including quality targets.   Accordingly, TNL announced, by December 31,
2001, the early attainment of universal service and expansion targets in fifteen states, excluding Rio de Janeiro, which attained its targets in
February 2002.   These targets should have been met by December 2003 according to the Concession Contracts.


The early attainment of targets enables TMAR to compete in markets other than its current concession areas, as well as to offer other telecommunications services, such as mobile telephony, interregional and international
long-distance services and nation-wide data transmission.   The Company has
been monitoring its compliance to the commitments assumed with ANATEL, which have been complied with.

26 Insurance

During the concession period, the concessionaire must maintain the following insurance policies in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to the quality and universal coverage.

	Assets and responsibilities of material value and/or high risk are
covered by insurance.   The Company and its subsidiaries hold insurance
policies which guarantee coverage for material damage and loss of revenue arising from these damages (profit interruption), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operational continuity, as well as the rules established in the Concession Contracts.

Insurance policies held by the Company comprise the following coverage, according to risks and the nature of assets:



Amount covered
Insurance type

(consolidated)



Operating Risks/Profit interruption

600,000
Third Party Liability - Comprehensive

20,000
Third Party Liability - Vehicles

3,000
Third Party Liability - Third parties


	against directors & management

116,020

Statements of Cash Flow





2001











Parent company

Consolidated

(i)
Cash flow from operating activities













Net income for the year


140,378

140,378


Minority interests in results of operations



56,685









Adjustment to reconcile net income to net cash






	provided by operating activities:






		Interest on loans and financing

531,008

939,214


		Depreciation

3,270

2,934,239


		Amortization of negative goodwill

(175,424
)
(175,424
)

		Provision for losses on fiscal incentives

6,476

19,284


		Equity accounting adjustments and capital gain

(205,885
)
(44,023
)

		Net results of disposals of permanent assets

6,477

29,896











306,300

3,900,249










Received interest on capital

423,887











(Increase) decrease in assets






	Accounts receivable - services



356,635


	Deferred and recoverable taxes

68,278

(757,140
)

	Judicial deposits

(3
)
(138,070
)

	Fiscal incentives

7,336

(24,764
)

	Other assets

97,391

14,489









Increase (decrease) in liabilities






	Suppliers

(23,290
)
840,875


	Salaries and social charges

(19,771
)
(3,811
)

	Payable and deferred taxes

22,712

65,828


	Provisions for contingencies

94,166

609,744


	Other accounts payable

67,876

61,722


	Deferred income

1,461

2,493









Net cash provided by operating activities

1,046,343

4,928,250








(ii)
Cash flow from investing activities













Capital expenditures

(24,999
)
(10,042,038
)

Increase in permanent investments

(275,046
)
(143,474
)

Increase in deferred charges



(479,222
)

Acquisition of treasury stock

(169,492
)
(169,492
)

Payment of dividends and interest on capital

(236,136
)
(386,505
)








Net cash used in investing activities

(705,673
)
(11,220,731
)








(iii)
Cash flow from financing activities













Loans and financing obtained

2,331,058

5,044,206


Debentures issued

1,300,000

1,300,000


Concessions payable



603,900


Loans receivable

(2,969,657
)
11,547


Amortization of loans and financing






	Payment of principal amounts

(773,159
)
(986,864
)

	Interest paid over loans and financing

(229,834
)
(538,435
)








Net cash provided by financing activities

(341,592
)
5,434,354









Decrease in cash and banks

(922
)
(858,127
)








Cash and banks at the beginning of the year

1,157,655

2,092,570


Cash and banks at the end of the year

1,156,733

1,234,443

*              *              *



* 2001 2001 2001 * *
1


1


(A free translation of the original report in Portuguese on financial statements prepared in conformity with accounting principles prescribed by Brazilian Corporate Law)








3

February 15, 2002
Tele Norte Leste Participacoes S.A



Tele Norte Leste Participacoes S.A.
and Subsidiaries

Balance Sheets at December 31
In thousands of reais



The accompanying notes are an integral part of these financial statements.


5

Tele Norte Leste Participacoes S.A.
and Subsidiaries

Statements of Income
Years Ended December 31
In thousands of reais



The accompanying notes are an integral part of these financial statements.

7

Tele Norte Leste Participacoes S.A. and Subsidiaries

Statement of Changes in Stockholders' Equity
In thousands of reais



The accompanying notes are an integral part of these financial statements


9

Tele Norte Leste Participacoes S.A.
and Subsidiaries

Statements of Changes in Financial Position
Years Ended December 31
In thousands of reais



10

Tele Norte Leste Participacoes S.A.
and Subsidiaries

Statements of Changes in Financial Position
Years Ended December 31
In thousands of reais	(continued)



The accompanying notes are an integral part of these financial statements.


11

(A free translation of the original notes in Portuguese on financial statements prepared in conformity with accounting principles prescribed by Brazilian Corporate Law)

Tele Norte Leste Participacoes S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais



12

Tele Norte Leste Participacoes S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais



Tele Norte Leste Participacoes S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais



Tele Norte Leste Participacoes S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2000 and 1999
In thousands of reais



46

Tele Norte Leste Participacoes S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais



74

Tele Norte Leste Participacoes S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais




Tele Norte Leste Participacoes S.A.
and Subsidiaries

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais



Tele Norte Leste Participacoes S.A.
and Subsidiaries

Management Supplementary Information to the Financial Statements

at December 31, 2001 and 2000
In thousands of reais